
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement

        ☑ Check box if Amendment is material and investors must reconfirm within five business days.
        This material amendment is filed to increase the maximum offering amount to $849,545.94 and disclose the
        adoption of and grants under the Company's Equity Incentive Plan
        .

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Frontieras North America

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Wyoming

     Date of Organization:

     March 25, 2021

Physical Address of Issuer:

1000 Main Street Suite 2300, Houston, TX 77002 United States

Website of Issuer:

https://frontieras.com

Is there a Co-Issuer? __ Yes X No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $2,000 monthly subscription fee for account management and software access fees and a $10,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class C Common Stock

Target Number of Securities to be Offered

1,474

Price (or Method for Determining Price):

$6.73

Target Offering Amount:

$10,000.02

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$849,545.94

Deadline to reach the Target Offering Amount:

November 30, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$398,938	$320,560
Cash & Cash Equivalents	$66,438	$175,560
Accounts Receivable	$0	$0
Current Liabilities	$67,678	$405,148
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,022,285)	$(562,095)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Amended and Restated Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript

Offering Statement (Exhibit A)
October 8, 2025

Frontieras North America



Up to $849,545.94 of Class C Common Stock

Frontieras North America, a Wyoming Corporation ("*Frontieras*," the "*Company,*" "*we*," "*us*," or "*our*") is offering a minimum amount of $10,000.02 (the "*Target Offering Amount*") and up to a maximum amount of $849,545.94 (the "*Maximum Offering Amount*") of Class C Common Stock (the "*Securities*") at a purchase price of $6.73 per share on a best efforts basis as described in this Form C/A (this "*Offering*"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The Company must raise an amount equal to or greater than the Target Offering Amount by November 30, 2025 (the "*Offering Deadline*"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("*Investors*" or "*you*") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "*Intermediary*"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$975.85	$85.44	$890.41
Investor Processing Fee (4)	$29.28	$2.49	$26.49
Target Offering Amount	$10,000.02	$850.23	$9,152.49
Maximum Offering Amount	$849,545.94	$72,221.59	$777,324.94

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a $12,000 monthly fee for use of the platform and marketing services, which are not included above.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.
(4)   The Company will charge each Investor a fee of three percent (3%) of the Investor's investment amount up to a maximum fee per Investor of $80.00 ("*Investor Processing Fee*"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is in addition to the $975.85 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.frontieras.com.

The Company must continue to comply with the ongoing reporting requirements until:
   (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

<p style="text-align:center">The date of this Form C/A is October 8, 2025</p>

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the "***Intermediary***") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "***Investors***" or "***you***".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical facts or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Frontieras is a solid carbonaceous materials technology development company, primarily focused on the energy sector. We plan to develop refineries which will using a technology found to be coal processing which we believe is safer, cleaner, more efficient, and viable than historical coal-to-liquids approaches.

Frontieras North America, a Wyoming corporation (the "***Company***" or "***Frontieras***") was formed on March 25, 2021, as a wholly owned subsidiary of Frontier Applied Sciences, Inc., a Nevada corporation ("***FAS***") formed on December 21, 2010. The Company was a wholly owned subsidiary of FAS until FAS completed a "spin-off" transaction with its shareholders and now FAS owns approximately twenty seven percent (27%) of the outstanding shares.

The Company currently does not generate any revenues but intends to sell its products in the U.S.

The Company is located at 1000 Main Street Suite 2300, Houston, TX 77002 and the Company's website is https://frontieras.com.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.frontieras.com (the "***Investor Website Page***") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.02
Name of Securities	Class C Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	772,706
Maximum Offering Amount of the Securities Offered	$849,545.94
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	840,928
Price Per Security	$6.73*
Minimum Individual Purchase Amount	$975.85*
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	November 30, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 30.
Voting Rights	None. See the description of the voting and control rights on page 33.

* Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount up to a maximum fee of $80.00 charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $849,545.94 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The Company is fortunate to have a diverse team of Directors and Executive Officers. These individuals encompass all necessary aspects of the Company's operations and include professional experience in finance, entrepreneurship, management, chemical engineering, material science engineering, and energy in general. The following table describes the Executive Officers (and their position as a Director if applicable), managers and advisors.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew McKean	Chief Executive Officer and Co-Founder; Director	CEO, Co-Founder and Director of Frontieras North America, 2021 – Present Chairman & CEO of Frontier Applied Sciences, Inc., 2011-Present Responsible for strategy, operations, and general CEO responsibilities.	Arizona State University, B.S. in Human Nutrition with an emphasis in Chemistry, 1993
Joseph Witherspoon	Chief Technology Officer and Co-Founder; Director	CTO, Co-Founder, Director of Frontieras North America, 2021 – Present CTO of Frontier Applied Sciences, Inc., 2010-Present Responsible for engineering, technology development, patent registration, and IP management.	University of Utah B.S. Chemical and Fuels Engineering 2000
Jose Lopez	Chief Financial Officer	CFO of Frontieras North America, 2025 – Present Responsible for finance and accounting strategy, and general CFO responsibilities. VP of Finance for Paterson-UTI Energy, Inc., 2022-2025 Responsible for corporate financial planning and analysis, post-merger integration, cost reductions, ESG, controllership, synergies CFO of Western Hemisphere Integrated Well Services, 2019-2022 Responsible for finance management, profitability improvement, and North America market expansion	University of Houston Clear Lake, B.A in Accounting and Finance 2003
Andrea Moran	Chief Commercial Officer	Chief Commercial Officer of Frontieras North America, 2021-Present	University of Wisconsin-Madison

			B.S., Political Science, 1995
		Responsible for corporate relationship management, business development, and project finance. .	
Doug Remy	Director	Director of Frontieras North America, 2021 – Present Director of Frontier Applied Sciences, Inc., 2017-Present Responsible for dealmaking, real estate, legal and administration.	Harvard University, Master in Business Administration, 1990 Luther College, Iowa, B.A. Accounting, 1984

Biographical Information

Matthew McKean, CEO and Co-Founder. Matt is the Co-Founder, CEO and Director of the Company. As CEO, Matt assumes responsibility for developing and executing on the overall business objectives of the Company. Matt's 25 years of experience working with a wide spectrum of industries has resulted in the origination and placement of more than $3 Billion in real estate secured finance. Matt has consulted and strategized in various industries including construction, heavy-equipment leasing, finance, green product development, advertising and public relations, highway construction, private education, and consumer goods. He holds a B.S. in Human Nutrition with an emphasis in Chemistry from Arizona State University.

Joe Witherspoon, CTO and Co-Founder. Joe is the CTO, Co-Founder and Director of the Company. He is the inventor of the FASForm™ process and has authored the patents for the Company's technology. As a Process Design Engineer, his successful project resume has yielded millions of dollars in new profitability. Joe has formerly held engineering positions with Marathon Petroleum, Chevron, Enterprise Products and Sinclair Oil. Joe holds a B.S. degree in Chemical & Fuels Engineering from the University of Utah and is a licensed Professional Engineer.

Jose Lopez, CFO. Jose is the Chief Financial Officer of Frontieras North America, Inc. Jose started his career with PwC working on assurance for multi-national public companies in oil and gas as well as broader industries. He worked in Houston, London and The Hague. He also managed audits for complex international transactions. At PwC he worked on an oil and gas IPO, handling all aspects of reporting preparation and assurance for the transaction. After ten years at PwC, he worked for large, public upstream oil and gas services providers handling controls, external reporting and all aspects of FP&A, reporting directly to the CFO in different capacities from emissions reporting/ESG to corporate FP&A. He earned his undergraduate degree in Accounting and Finance, graduating Cum Laude from the University of Houston Clear Lake. In July 2025, Mr. Lopez received an option grant under the Company's 2025 Equity Incentive Plan as part of his executive compensation

Andrea Moran, CCO. Andrea is the Chief Commercial Officer for the Company. She is responsible for developing and implementing the Company's commercialization strategies, mediating critical deals within the commodities sector, and executing the Company's go-to-market strategy. Prior to joining the Company, Andrea was Vice President of Business Development for Yield Power Group, LLC and Co-Founder and Managing Partner of Enigami Partners, a liaison firm coordinating energy resource, technology, and commerce organizations for investment.

Doug Remy, Director. Doug has served as a Director of the Company for the past four years. His primary responsibilities include dealmaking, finance, real estate, legal and administration. Previously, Doug was a sponsor and principal of a number of investment funds that raised money from high-net-worth individuals, family offices, and institutional investors where he closed over $1 Billion of transactions. He has also served as an external CFO to several companies in the energy, manufacturing, construction and health supplements businesses. Doug holds a Master in Business Administration (MBA) from Harvard University and a Bachelor of Arts from Luther College (Iowa), graduating Magna Cum Laude, where he received a degree in accounting.

Indemnification and Limitation of Personal Liability

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.frontieras.com. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

Frontieras North America ("***Frontieras***" or "***Company***") is an advanced-materials technology development company focused on the energy sector. The Company was established to enter into an exclusive licensing agreement with Frontier Applied Sciences, Inc. to utilize patented and trademarked technology for coal processing. Frontieras plans to develop refineries using a proprietary coal processing method believed to be economically and environmentally superior to coal-to-liquid processes.

The Company was incorporated in Wyoming on March 25, 2021, as a wholly owned subsidiary of Frontier Applied Sciences, Inc., a Nevada corporation ("***FAS***") formed on December 21, 2010. The Company is headquartered in Houston, Texas.

Business Plan

The Company plans to develop refineries which will use an advanced form of coal processing which we believe is economically and environmentally superior to other coal reformation facilities that have previous attempted to dry coal or convert it to synthetic crude.

FAS has developed an innovative, cost effective, "green," and more efficient coal processing technology, which is licensed to the Company. Such proprietary technology, known as FASForm™, uses a new form of solid-vapor reactive fractionator which does not consume coal or other inputs but instead purifies and reforms the coal (including scrap coal, oil shale, tar sands and others) by extracting volatiles, moisture, and contaminants. The resulting material, a low emission, smokeless boiler fuel called "FASCarbon" is a clean dewatered high-energy solid fuel which can replace current raw coal used un energy generation as well as metallurgical carbon for the steel industry. The FASForm™ process produces several types of enhanced fuel sources or products, including clean coal-coke, kerosene, diesel, Naphtha, liquid hydrocarbon fuels, and/or natural gas and hydrogen to be sold in the commodity markets.

The Company's strategic business plan is focused on the development and operation of coal processing plants using this innovative FASForm™ technology. The Company's primary objective is to construct and operate refineries that will utilize this proprietary technology to convert coal gases, segregated liquids and an upgraded carbon product. This unique approach is aimed at providing a more efficient and environmentally friendly alternative to traditional coal processing methods.

The business plan of Frontieras involves several key components. The Company plans to leverage its exclusive North American license agreement with Frontier Applied Sciences, Inc. to access and implement the patented and trademarked FASForm™ technology. By utilizing this cutting-edge technology, Frontieras aims to establish itself as a leader in advanced-materials technology development within the energy sector.

In line with its business strategy, Frontieras intends to focus on the construction and operation of coal processing plants that will showcase the capabilities of the FASForm™ technology. These refineries will be designed to optimize the fractionation of coal into various products, offering a more cost-effective and environmentally sustainable solution compared tosyngas or coal-to-liquids methods. By emphasizing the economic and environmental advantages of its proprietary technology.

To support the implementation of its business plan, Frontieras will pursue funding for the construction and operation of coal processing plants. The Company plans to raise capital through private and public placements and via financial institutions that provide structured project finance and/or bond instruments to support its growth and expansion initiatives. Additionally, Frontieras will focus on building strategic partnerships and collaborations within the energy industry to enhance its market presence and drive business development efforts.

Overall, Frontieras' business plan is centered around the deployment of the FASForm™ technology in the development of advanced coal processing facilities. By focusing on innovation, efficiency, and sustainability, the Company aims to position itself as a key player in the energy sector, offering a transformative solution for coal conversion and synthetic crude oil production.

The Company's Products and/or Services

Product / Service	Description	Current Market
FASForm ™ Technology	Proprietary coal processing technology for producing fractionated pump-ready fuels, coke and industrial products.	Oil & Gas Industry, Energy sector, specifically coal processing industry

The FASForm™ technology developed by the Company represents a groundbreaking approach to coal processing, offering a cleaner, more efficient, and environmentally sustainable solution for energy production. This innovative technology transforms raw coal into a high-energy solid fuel known as FASCarbon™, which can be used as a low-emission boiler fuel or as a high-grade carbon injection material for steel manufacturing.

Key Features of FASForm™ Technology:

➤ **Coal Reformation Process**: FASForm™ utilizes a patented coal reformation process to extract volatiles, moisture, and contaminants from raw coal, resulting in the production of FASCarbonTM, a smokeless and low-emission fuel source.

➤ **Solid Carbon Fractionation**: The FASForm™ technology introduces a new category of refining called "Solid Carbon Fractionation," which is suitable to coal reform feedstock before burning it at power plants. This process transforms different grades of coal into a cleaner-burning fuel source, enhancing energy efficiency and reducing environmental impact.

➤ **Environmental Benefits**: By converting coal into FASCarbon™, Frontieras' technology offers superior carbon emissions management and significant reductions in hazardous emissions compared to traditional coal processing methods. This aligns with global carbon footprint targets and regulatory standards for environmental sustainability.

➤ **Market Applications**: The FASForm™ process produces various enhanced fuel sources and products, including clean coal-coke, kerosene, diesel, Naphtha, liquid hydrocarbon fuels, natural gas, and hydrogen. These products can be sold in commodity markets, catering to diverse energy needs and industrial applications.

Competitive Advantage: The FASForm™ technology stands out in the competitive landscape of coal processing by offering a scalable, cost-effective, and environmentally friendly solution for energy generation and resource utilization. With its exclusive licensing agreement and patented technology, Frontieras aims to revolutionize the coal processing industry and establish itself as a leader in advanced-materials technology development for sustainable energy production.

Competition

Frontieras faces competition from various entities operating in the energy sector, particularly in the realm of advanced-materials technology development for coal processing. The Company's primary competitors include:

➤ **Traditional Coal Processing Companies:** Established players in the coal processing industry, such as major coal producers and energy companies, represent significant competition for Frontieras. These companies have long-standing expertise in conventional coal conversion methods and may have extensive infrastructure for coal mining, processing, and distribution. Frontieras must differentiate itself by highlighting the superior environmental and economic benefits of its FASForm™ technology compared to traditional coal processing techniques.

➤ **Advanced-Materials Technology Developers**: Other companies specializing in advanced-materials technology for energy production and resource utilization pose a competitive threat to Frontieras. These competitors may offer alternative solutions for coal processing, synthetic fuel production, or carbon emissions reduction. Frontieras must showcase the unique advantages of its FASForm™ technology, such as enhanced efficiency, reduced environmental impact, and cost-effectiveness, to stand out in a crowded market.

- ➢ **Substitute Products and Technologies**: Frontieras also competes with substitute products and technologies that serve as alternatives to synthetic crude oil produced through its coal processing method. Renewable energy sources, alternative fuels, and other advanced materials used in energy generation present potential substitutes for synthetic crude oil. Frontieras must emphasize the distinct benefits of its technology, such as the production of cleaner-burning fuel and high-grade carbon injection material for steel manufacturing, to position itself as a preferred choice for energy producers and industrial users.

By strategically positioning itself against these competitors and highlighting the unique advantages of its FASForm™ technology, Frontieras can carve out a competitive edge in the energy sector. Through targeted marketing, innovation, and strategic partnerships, Frontieras aims to establish itself as a leader in advanced coal processing technology, offering sustainable and efficient solutions for the evolving energy market.

Customer Base

Frontieras targets customers in the energy sector who are seeking innovative solutions for coal processing. The Company aims to attract customers interested in environmentally friendly and cost-effective methods for converting coal into synthetic crude oil.

Supply Chain

The Company's supply chain involves sourcing raw materials for coal processing, as well as distributing the synthetic crude oil produced by their refineries. Frontieras will need to establish efficient supply chain management practices to support its operations. Although the Company will be dependent upon certain third-party vendors, the Company plans to have access to alternate service providers in the event third-party vendors are unable to provide services or any issues arise with its vendors where a change is required to be made. The Company does not believe the loss of a third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
9926492	"Method and Apparatus for Liquefaction and Distillation of Volatile Matter within Solid Carbonaceous Materials"	Patent	September 27, 2012	March 17, 2018	USA
2796353	"Method and Apparatus for Liquefaction and Distillation of Volatile Matter within Solid Carbonaceous Materials"	Patent	April 8, 2011	September 7, 2017	Canada

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Additionally, Frontieras holds exclusive rights to the patented and trademarked technology owned by Frontier Applied Sciences, Inc. The exclusive licenses for these patents provide us with the legal rights to use these technologies in our products and services, specifically the development of advanced coal processing facilities, and significantly contributes to our business operations and market position. Under the terms of the license agreement, Frontieras shall pay an annual license fee per refinery using the technology. See "*Transactions with Related Persons*" for additional information.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company will be subject to the rules and regulations of the EPA and other state environmental agencies. These laws and regulations are subject to change. Frontieras will need to navigate regulatory requirements and obtain necessary approvals for the construction and operation of coal processing plants. Compliance with environmental regulations and industry standards will be crucial for the Company's success.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company has one full-time employee and utilizes independent contractors and advisors.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Our cash needs will depend on numerous factors, including our revenues, completion of our product development activities, our ability to commercialize our technology and systems, market acceptance of our products, and the costs associated with building our facilities to accommodate demand for our products. We expect to devote substantial capital resources to, among other things, build our facilities, fund operations, and continue development programs.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, we currently have no revenues, and our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of ownership of the Company is concentrated in our affiliate, Frontier Applied Sciences, Inc., and in our officers and directors and the directors will exercise voting control.

Our affiliate, Frontier Applied Sciences, Inc., together with our executive officers and directors and their affiliates beneficially own or control, directly or indirectly, an aggregate of a majority of our capital stock. In addition, the co-founders own Class B Common Stock which entitle them to ten (10) votes per Class B Common Stock share, which is ten (10) times the voting power of the holders of Class A Common Stock. Class B Common Stock shares have no economic rights.

Subject to any fiduciary duties owed to other stockholders under Wyoming law, the co-founders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. These co-founders may have interests that are different from yours. For example, the co-founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, the co-founders could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Large capital projects, such as our facility construction, can take years to complete, and market conditions may deteriorate significantly between project approval and startup, negatively affecting expected returns.

Our approval for such projects is based on anticipated acceptable returns, considering future market conditions and the regulatory environment. However, during the multi-year completion period, significant changes in market conditions could prevent us from achieving expected returns, impacting on our operations, cash flows, and return on capital employed.

We rely heavily on a licensing agreement with Frontier Applied Sciences, Inc. for our core SCF/FASCarbon™ processes.

This agreement requires periodic payments, and failure to make these payments could lead to its termination, severely impacting our operations and competitive position. The intellectual property is owned by Frontier Applied Sciences, Inc., and not Frontieras, and we exclusively license this know-how for the U.S. and Canada. Despite the affiliated ownership and management of both entities and Frontier Applied Sciences' vested interest in our success, there remains a risk of contract default that could disrupt our business.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Our licensed proprietary know-how and processes are in the early stages of commercialization, and our business may fail if we do not generate significant revenues from this intellectual property.

Our licensed proprietary know-how, and processes are in the early stage of commercialization, and our business may fail if we are not able to successfully generate significant revenues from this intellectual property. Until such time as we develop additional proprietary know-how or processes, our revenues depend upon the successful introduction, marketing, and sales of the Company's licensed current proprietary know-how and processes, including FASFormTM. The rate and level of market acceptance of proprietary know-how and processes may vary depending on the perception the coal and energy industry has of the Company's liquid hydrocarbon and solid carbon fuel products and refining processes. These revenues could be affected by but not limited to: the inability to source adequate raw materials and chemicals to create our products or perform proprietary processes, including Solid Carbon Fractionation (SCF) / FASCarbon; the inability to obtain and or maintain necessary zoning permits to operate; the inability to obtain economically viable freight for raw materials, chemicals, and shipment of finished components of products to customers; the inability to generate sufficient demand for the Company's components of products and processes; the inability to commercialize and scale the Company's components of products or processes to satisfy demand and manage costs; or alternative components of products or processes replacing the Company's components of products or processes before significant revenue can be generated.

We have not generated any material revenues from the sale of our products, and our business may fail if we are not able to successfully commercialize these products. We have had no commercial sales of our products to date. If we are not successful in entering into commercial arrangements with strategic partners, developing new arrangements, or otherwise increasing our refining capacity and securing reliable access to sufficient volumes of low-cost raw materials, we will be unable to generate meaningful revenues from our products. We are subject to the substantial risk of failure facing businesses seeking to develop products based on a new technology. Certain factors that could, alone or in combination, prevent us from successfully commercializing our products include:

- Our ability to secure reliable access to sufficient volumes of raw materials;
- Our ability to achieve commercial-scale production of our products on a cost-effective basis and in a timely manner;
- Technical challenges with our production processes or with development of new products that we are not able to overcome;
- Our ability to establish and maintain successful relationships with suppliers and manufacturing and commercialization partners;
- Our ability to gain market acceptance of our products with customers and maintain customer relationships;
- Our ability to manage our growth;
- Our ability to secure and maintain necessary regulatory approvals for the production, distribution and sale of our products and to comply with applicable laws and regulations;
- Actions of direct and indirect competitors that may seek to enter the markets in which we expect to compete or that may seek to impose barriers to one or more markets that we intend to target; and
- Public concerns about the ethical, legal, environmental, and social ramifications of the use of our products and the end uses of our products.

Our ability to commence operations and manage growth is uncertain. Our efforts to commence our operations will result in new and increased responsibilities for management personnel and will place a strain upon the entire Company. To compete effectively and to accommodate growth, if any, we may be required to continue to implement and to improve our management, refining, sales and marketing, operating and financial systems, procedures and controls on a timely basis and to expand, train, motivate and manage our employees. There can be no assurance that our personnel, systems, procedures, and controls will be adequate to support our future operations. If we cannot effectively manage growth and meet the demands of our customers, we may not be able to continue as a going concern.

Intellectual property litigation could cause us to use substantial resources and could distract our personnel from their normal responsibilities.

Intellectual property litigation could cause us to use substantial resources and could distract our personnel from their normal responsibilities. Our success depends in part on our ability to obtain and maintain licenses to patents and other proprietary rights and protection for our technologies and products in the United States and other countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Other companies may claim that we infringe on their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Patents in our industry are uncertain and often litigated. The validity, scope, and value of our patents or licensed patents are unpredictable. Future patents may not provide sufficient protection or competitive advantage. Changes in patent laws could reduce the value of our patents. Foreign laws may offer less protection, increasing costs and challenges in safeguarding our rights. Our patents could be challenged, invalidated, or circumvented. Costly litigation may be required to enforce our rights, and failure to protect trade secrets could harm our business. Additionally, competitors' patents may restrict our operations, and infringement claims could lead to significant expenses or prevent us from selling our products. Litigation or adverse proceedings could distract key personnel, force us to stop using certain technologies, pay damages, or enter unfavorable licensing agreements. Claims of misappropriation of trade secrets could similarly impact our business.

We will rely on a limited number of suppliers for our raw materials.

The Company will be dependent on a few suppliers of raw coal and lignite feed stock for its operations. As we do not own any coal or lignite extracting facilities, we rely on mines we do not control to supply our raw materials. Any impact on their pricing or any taxes imposed on the sale of coal and lignite could materially adversely affect the ability of the Company to obtain a steady supply of coal and lignite. The completion of our facility may experience significant delays and shortages which could result in harm to our operations and prospects. Building an innovative, new refining infrastructure could pose unforeseen challenges that delay the completion of the project. Some of these delays could be but are not limited to equipment manufacturing delays, freight delays, permitting and zoning delays, raw material (coal and lignite and related materials) delays, construction delays, and obtaining all other necessary certification and licenses required to complete the facility. These delays and shortages could cause adverse effects on the Company and its ability to obtain customers and sustainability.

Our reliance on external coal and lignite suppliers exposes us to their business risks, which can directly impact our performance.

Compliance with government regulations could delay or otherwise directly adversely affect our suppliers and, indirectly, our operations. Government regulations could impose costly requirements on our suppliers and their customers, including us. Our suppliers are subject to substantial regulations under federal, state, local, and foreign laws related to coal and lignite exploration, development, and transportation. Changes to these laws could adversely impact our suppliers and, indirectly, our operations. Our suppliers also need various permits, licenses, and approvals from regulatory authorities. There is no assurance that these will be retained without adverse terms, which could affect their and thus our operations. The coal mining industry is extensively regulated by health, safety, environmental standards, and other matters. Compliance is costly and time-consuming, potentially delaying our suppliers' operations and affecting our business.

Mining operations are vulnerable to weather and other conditions that are beyond the control of our suppliers and the Company's control. Insurance coverage is increasingly expensive, contains more stringent terms and may be difficult to obtain in the future. A number of global insurance companies have taken steps to limit coverage for companies in the fossil fuel industry, including the coal industry, which could result in significant increases in costs of insurance or in the Company's ability to maintain insurance coverage at current levels.

Increasing emphasis and changing expectations with respect to environmental, social and governance matters may impose additional costs on our raw materials suppliers or expose them to new or additional risks. Evolving ESG expectations and regulations require continuous monitoring and compliance. Investors and lenders increasingly demand sustainable practices and may limit support to companies that don't meet ESG standards. Failure to adapt to these expectations can result in reputational damage and adversely affect our suppliers' and our business, financial condition, and stock price.

The development and commercialization of energy efficient technologies is highly competitive.

We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide pursuing new energy-efficient technologies. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Global crises and geopolitical events, including without limitation, COVID can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in volatility in commodity prices impacting coal, lignite, and other products and causing economic downturn, all of which could reduce the demand for our products and services and impair our business prospects, including ability to pass on cost increases or inability to raise additional capital on acceptable terms, if at all.

Prices for our refined products and similar commodities have experienced historical volatility, including over the last few years. During the COVID-19 pandemic, industry investment to maintain and increase production capacity of liquid fuels was restrained to preserve capital, resulting in underinvestment and supply tightness as demand for fuel products recovered. Across late 2021 and early 2022, this dynamic, along with supply chain constraints, and a continuation of demand recovery led to a steady increase in oil and natural gas prices among other fuel types and commodities. In the first quarter of 2022, tightness in the liquefied fuels markets was further exacerbated by Russia's invasion of Ukraine and subsequent sanctions imposed upon business and other activities in Russia. The price of Brent crude oil and certain regional natural gas indicators, for example, increased to levels not seen for several years. A tight supply and demand balance is expected to persist in many commodity markets, including those for our refined products.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations. The loss or unavailability of any of our executive officers or other key employees could have an adverse effect on our business. The Company's small management and research team offers potential risk to the Company as the retention of those individuals is critical for its success. Any disruption in the current management and development team could cause both short- and long-term adverse effects on the Company. In particular, we are reliant on our CEO, Matthew McKean, for leadership and capital-raising, and his unavailability would materially adversely affect our ability to raise the capital needed to fund the Company's business plans and future operations. In addition, our technical expertise is controlled and managed by the CTO, Joseph Witherspoon, and his absence would materially adversely affect the construction and commissioning timelines.

In order for the Company to compete and grow, it must rely on third parties to engineer, build, and operate its projects. The Company's success is dependent on these third parties' ability to provide the necessary services and expertise.

We face significant dependency on third-party partners for critical aspects of our operations. If these third parties fail to deliver the necessary services, face delays, or encounter operational challenges, it could delay or halt the development and commercialization of our product candidates and processes. Difficulties experienced by these third parties in maintaining their own operations, such as hiring and retaining personnel, securing resources, or managing projects efficiently, could negatively impact our progress. This dependency on third parties could lead to delays in product development, loss of market opportunity and sales, and diversion of management resources, adversely affecting our business, financial condition and results of operations.

We have not generated commercial volumes of our products nor sold any, and our business may fail if we are not able to successfully commercialize these products.

If we cannot secure strategic partnerships, develop new arrangements, increase refining capacity, and obtain low-cost raw materials, we will not generate significant revenues. Factors that could prevent successful commercialization include:
- Inability to secure sufficient raw materials
- Failure to achieve cost-effective, commercial-scale production
- Technical challenges in production or new product development
- Difficulty establishing and maintaining supplier and partner relationships
- Lack of market acceptance and customer relationships
- Challenges in managing growth
- Failure to secure regulatory approvals and comply with laws
- Competition imposing market barriers
- Public concerns about the ethical, legal, environmental, and social impact of our products

Our ability to manage growth is uncertain

Our ability to commence operations and manage growth is uncertain. Our efforts to commence our operations will result in new and increased responsibilities for management personnel and will place a strain upon the entire Company. To compete effectively and to accommodate growth, if any, we may be required to continue to implement and to improve our management, refining, sales and marketing, operating and financial systems, procedures and controls on a timely basis and to expand, train, motivate and manage our employees. There can be no assurance that our personnel, systems, procedures, and controls will be adequate to support our future operations. If we cannot effectively manage growth and meet the demands of our customers, we may not be able to continue as a going concern.

The completion of our facility may experience significant delays and shortages which could result in harm to our operations and prospects.

The completion of our facility may experience significant delays and shortages which could result in harm to our operations and prospects. Building an innovative, new refining infrastructure could pose unforeseen challenges that delay the completion of the project. Some of these delays could be but are not limited to equipment manufacturing delays, freight delays, permitting and zoning delays, raw material (coal and lignite and related materials) delays, construction delays, and obtaining all other necessary certification and licenses required to complete the facility. These delays and shortages could cause adverse effects on the Company and its ability to obtain customers and sustainability.

High competition for our refined products, including liquid hydrocarbon and solid carbon fuel, may lead to pricing pressure, reduced margins, or lack of market acceptance.

Without regulated commodity pricing and other factors, our products face significant pricing pressure. Dominance of crude oil and raw coal in the combustible fuel market could result in unsustainable margins, adversely affecting our operations.

Failure to achieve expected refining yields and costs could harm our financial condition.
Our processing technologies, though vetted, carry high risk due to their novel nature. Financial projections and operational expectations are speculative until proven through full-scale operations at our flagship facility.

The Company relies on coal and lignite mines for raw materials, but there is no guarantee these sources will remain viable.

Our core technology, Solid Carbon Fractionation (SCF), assumes the availability of these resources for refining. Financial projections depend on these sources being accessible and economical. If these materials are unavailable when needed, our operations could be jeopardized.

Our financial results depend on the margin between the prices of our refined products and the costs of coal, lignite, and other feedstocks.

These margins are expected to be volatile. Feedstock costs and product prices are influenced by factors beyond our control, including global supply and demand, economic conditions, and government regulations. Since we must purchase all our coal and lignite, price fluctuations can significantly impact our revenues, operating income, and cash flows. Additionally, timing differences between purchasing feedstocks and selling refined products can affect financial results.

Historical volatility in commodity prices, influenced by events such as the COVID-19 pandemic and geopolitical conflicts, has shown that tight supply and demand balances can persist. This volatility affects the prices of coal, lignite, and other products, making it difficult to protect our market position or pass on cost increases to customers, which can negatively impact on our margins and operations.

Planned and unplanned downtimes, business interruptions, and operational hazards could impact our operations and financial condition.

Our profitability depends on the continuous operation of our facilities. Interruptions, including severe weather, maintenance, or accidents, could reduce productivity. Despite safety precautions, hazards like explosions, fires, power outages, and cyber intrusions pose risks that could impair our manufacturing and transport capabilities.

Our operations are subject to federal and state environmental laws and regulations, which may impact our business, financial condition, results of operations, and prospects.

We plan to implement environmental, hazardous materials, and personal protection safety plans through an operations and maintenance firm. Key environmental risks include potential impacts on endangered species, such as river mussels, from river barge moorings. Despite using necessary ventilation and containment procedures and obtaining permits from the West Virginia Department of Environmental Protection, we cannot assure that we will avoid enforcement actions under federal or state environmental laws.

Reliance on third-party transportation for our products could lead to supply interruptions and increased costs.

We use rail and other methods of transport, but disruptions due to weather, accidents, regulations, or third-party actions could impact our ability to deliver products. Prolonged disruptions in transportation could materially affect our business and financial performance.

Global capital market and economic conditions, both in the U.S. and worldwide, materially affect our business.

Economic downturns, changes in consumer behavior, and factors like consumer spending, investment, government policies, and inflation influence our revenue. Slow economic growth or adverse conditions could negatively impact our operations and financial health.

Expanding internationally could strain resources, divert management's attention, and harm our business.

We are considering coal and lignite suppliers in Canada but have not finalized any agreements. International operations may face political, economic, social, and regional uncertainties, including:
- Delays or inability to obtain/renew contracts, leases, licenses, permits
- Expropriation, nationalization, protectionism, currency controls
- Changes in local laws and regulations (labor, taxation, royalties, tariffs, environmental)
- Political instability, corruption, civil unrest, war, terrorism
- Risk of trespass, theft, vandalism
- Changes in U.S. trade and foreign policies
- Increased costs and challenges in employing local nationals
- Foreign exchange fluctuations and inflation
- Jurisdictional risks with international courts or arbitration

Our insurance likely won't cover most losses from these risks. These factors could significantly impact our cash flows, operations, and financial condition.

A decline in downstream markets like global steel, fuel, utility, and mining companies could adversely affect demand for our products*.*

Our business model relies on these markets, and any significant downturn could impact our income and market share. A major shift in energy markets could risk discontinuing our operations.

Societal, technological, political, and scientific advancements aimed at reducing greenhouse gas emissions may decrease demand for our transportation fuels.

Changes in public attitudes and government policies promoting non-fossil fuel transportation could negatively impact our product demand and increase costs, affecting our marketability and revenue.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

Notwithstanding its intent to pursue a public offering in the future (which raises risks further discussed below), the Company may not currently have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Future Equity Incentive Grants Will Dilute Existing Stockholders.

In July 2025, the Company adopted the 2025 Equity Incentive Plan, which authorizes the issuance of up to 50,000,000 shares pursuant to stock options and other equity awards. As awards are granted and exercised, stockholders will experience dilution of their ownership interests.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

We are actively considering a public offering which will create additional operational and regulatory risks.

We are in preliminary discussions with a financial firm regarding a potential public offering. There is no assurance of the timing or occurrence of such a transaction. If we become a public reporting company, we will face various operational risks and regulatory requirements, all of which may increase our operating expenses and require additional resources.

There may be a limited market or no market for our Securities.

Currently, no trading market exists for our Securities. If a market develops, it is likely to be limited, and a significant influence over the price could result. We cannot assure stockholders that a market will be sustained or that our shares will have greater liquidity than non-publicly traded shares.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company is actively considering a public offering and intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class C Common Stock at $6.73 per share, plus a 3% Investor Processing Fee up to a maximum fee of $80.00 for each Investor who invests $2,667 or lower, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue product and research development and to use for general working capital purposes. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.02
Name of Securities	Class C Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	772,706
Maximum Offering Amount of the Securities Offered	$849,545.94
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	840,928
Price Per Security	$6.73*
Minimum Individual Purchase Amount	$975.85*
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	November 30, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 30.
Voting Rights	None. See the description of the voting and control rights on page 33.

*   Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount up to a maximum fee of $80.00 charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $849,545.94 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors

\+   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (***KYC***) and anti-money laundering (***AML***) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent, a qualified third-party escrow agent meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering, and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.02, but investments in excess of the Target Offering Amount up to the Maximum Offering Amount of $849,545.94 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("**_Dealmaker_**" or "**_Intermediary_**"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (**_CRD_**) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $12,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (*KYC*) and anti-money laundering (*AML*) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.50%	$850	8.50%	$72,211
Capital Expenditures (1)	0.00%	$0	24.30%	$206,440
General Working Capital (2)	91.50%	$9,150	51.01%	$433,354
Product and Research Development (3)	0.00%	$0	16.19%	$137,542
Total	**100%**	**$10,000+**	**100%**	**$849,547+**

+ These figures are rounded up to the dollar.
* In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a $12,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%), which is included in the table above as part of amounts raised in the Offering.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above and such descriptions are intended to assist you in understanding how the Offering proceeds will be used.

(1) Capital Expenditures: These proceeds will be used for capital expenditures, specifically funding an option to purchase real estate in Mason County, West Virginia for the Company's first commercial-scale facility.

(2) General Working Capital: These proceeds will be used for working capital to assist us in reaching our growth targets.

(3) Product and Research Development: These proceeds will be used for product and research development, including project site engineering.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class C Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by November 30, 2025 (the "***Offering Deadline***"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Issuer in <u>Exhibit C</u> (along with all attachments and exhibits thereto), and the Issuer Bylaws attached as <u>Exhibit E</u>, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing the following Securities:

> **Securities: Class C Common Stock**
> **Offering Minimum: $10,000.02**
> **Offering Maximum: $849,545.94**
> **Purchase Price Per Share of Security Offered: $6.73 (does not include a 3% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: November 30, 2025**

Terms of the Securities

The Securities have no voting rights. The shares of the Company's outstanding Class A Common Stock have voting rights of one vote for one share while shares of the Company's Class B Common Stock outstanding have 10 to 1 supermajority voting rights, but no economic rights. The rights of the Class A Common Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and the rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "***COI***") attached as <u>Exhibit D</u>, and the Company's Bylaws (the "***Bylaws***") attached as <u>Exhibit E</u> (collectively, the "***Governing Documents***"). All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to 126,233 shares for a total of $849,545.94 and a minimum of 1,474 shares of its Class C Common Stock.

The Company must reach its Target Offering Amount of $10,000.02 by November 30, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.02 under the Regulation CF offering by November 30, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to November 30, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $849,545.94 Maximum Offering Amount.

The minimum investment per investor is $1,005.13, which includes a $29.28 Investor Processing Fee.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and to the applicable provisions of Wyoming law.

The Company effected a 5 to 1 stock split on each class of its Common Stock as of July 1, 2024, and created a new non-voting class of capital stock, Class A Common Stock, in addition to the existing Class A Common Stock and Class B Common Stock. As such, the Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $.00001 per share (the "***Common Stock***"), of which (a) 500,000,000 shares are designated as Class A Common Stock (the "***Class A Common Stock***"), (b) 250,000,000 shares are designated as Class B Common Stock (the "***Class B Common Stock***"), and (c) 250,000,000 shares are designated as Class C Common Stock (the "***Class C Common Stock***").

As of the date of this Memorandum, 250,202,353 shares of Class A Common Stock, 93,989,250 shares of Class B Common Stock, and 772,706 shares of Class C Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	250,202,353
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	72.61%

Type	Class B Common Stock
Amount Outstanding	93,989,250
Par Value Per Share	$0.0001
Voting Rights	10 votes per Share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A.*
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	27.17%

*   Class B have no economic rights and are super voting shares.

Type	Class C Common Stock
Amount Outstanding	772,706
Par Value Per Share	$0.0001
Voting Rights	Non-voting
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class C Common Stock at a later date. The issuance of such additional shares of Class C Common Stock would be dilutive, and could adversely affect the value of the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.22%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no outstanding SAFEs, convertible notes or warrants that are exercisable or convertible into Securities. On August 18, 2025, the Company granted to Jose Lopez, its Chief Financial Officer, a stock option to purchase 500,000 shares of Class A Common Stock at an exercise price of $6.00 per share. The option vests in four equal annual installments of 25% beginning on June 16, 2026, and expires on June 16, 2035, subject to earlier termination in accordance with the terms of the Company's 2025 Equity Incentive Plan and his award agreement

Equity Incentive Plan. On July 14, 2025, our Board of Directors approved the Frontieras North America 2025 Equity Incentive Plan (the "2025 Plan"), which reserves 50,000,000 shares of our Common Stock for issuance pursuant to awards, including stock options, restricted stock, and stock appreciation rights.

Voting and Control

Each Investor who purchases the Securities is entitled to one vote per share for matters requiring a shareholder vote. on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control. Holders of the Company's Class A Common Stock have voting rights and holders of the Company's Class B Common Stock have 10 to 1 supermajority voting rights, but no economic rights.

The Company does not have any voting agreements in place. The Company also does not have any shareholder or equity holder agreements in place.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Even if the Maximum Offering Amount is raised, the Company intends to seek additional equity financing immediately following this Offering. The Company will likely seek to raise at least $100,000,000 from the sale of its Common Stock, including the amount raised in this Offering. Subsequent capital raises from the sale of Common Stock or other equity or derivative securities may be necessary and may be on more terms or prices than those in this Offering. Moreover, future equity raises will cause the investors in this Offering to be diluted.

What it Means to be a Minority Holder

Investors in our Common Stock will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Frontier Applied Sciences*	92,789,733 shares of Class A Common Stock	7.8%
Matthew McKean	46,394,866 shares of Class A Common Stock 46,994,625 shares of Class B Common Stock	43.35%
Joseph Witherspoon	46,394,866 shares of Class A Common Stock 46,996,875 shares of Class B Common Stock	43.35%

* Matthew McKean and Joseph Witherspoon, the founders of FrontierAS, each own 1,879,875 shares of FrontierAS out of a total 6,254,000 shares outstanding or collectively 60.1% of FrontierAS.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$0	19,298,950*	N/A	July 2022	Employee Comp and Incentive
Class A Common Stock	$1,960,000	11,931,950*	Product Development and General Working Capital	Various dates from June 2022 through June 2024	Regulation D Rule 506(b)
Class B Common Stock	$0	18,798,750*	N/A	December 31, 2023	N/A
Class C Common Stock	$4,556,504	714,695	Capital Expenditures and General Working Capital	Various dates September, 2024 through April, 2025	Regulation CF
Class C Common Stock	$390,414	58,011	Capital Expeditures, General Working Capital, and Product Research and Development	Various dates in September, 2025	Regulation CF

*   As of July 1, 2024, the Company effected a 1 for 5 forward stock split. As such, 50,034,000 shares of outstanding Class A Common Stock became 250,170,000 shares of Class A Common Stock and 18,798,750 shares of outstanding Class B Common Stock became 93,993,750 shares of Class B Common Stock.
.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Company has no outstanding debt.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following material transactions with related persons:

(a)   The Company was a wholly owned subsidiary of Frontier Applied Sciences, Inc., a Nevada corporation ("**FAS**") until FAS completed a "spin-off" in July 2022 and currently FAS owns approximately 27% of the outstanding shares of the Company. Matthew McKean and Joseph Witherspoon, the founders of the Company, are also founders of FAS and collectively have 86.88% voting control, including Class B supermajority voting shares, as stockholders of FAS's outstanding shares. FAS and the Company are parties to an exclusive license agreement, dated July 22, 2022, pursuant to which FAS licenses its proprietary coal processing technology to the Company (the "**License Agreement**"). The Company will construct and operate coal processing plants using such technology and, as such, the Company currently has and will continue to have material reliance on this technology for its operations. Pursuant to the License Agreement, the Company is obligated to pay FAS an annual license fee, in quarterly installments, in the amount of $950,000 per refinery that uses the licensed technology. The Company commenced using such technology on or about October 1, 2022, in connection with the anticipated commissioning of a refinery. The Company has delayed making payments, as permitted by the License Agreement, until this first refinery is commissioned for operation.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit D.

Cash and Cash Equivalents

As of June 30, 2025, the Company had an aggregate of approximately $2,091,608.81 in cash and cash equivalents, and when combined with expected operating performance, leaves the Company with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Common Stock, Class B Common Stock, or Class C Common Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of the ascribed price.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit D for subsequent events and applicable disclosures.

Material Changes and Other Information

This material amendment is filed to increase the offering account to a total of $849,545.94, including the closed round, as well as to disclose the adoption of and a grant of stock options to the Company's CFO under the Company's Equity Incentive Plan.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.frontieras.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A, or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Frontieras North America
_____
(Issuer)

By:/s/ Matthew McKean
_____
(Signature)

Matthew McKean
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew McKean
_____
(Signature)

Matthew McKean
_____
(Name)

Director
_____
(Title)

October 8, 2025
_____
(Date)

/s/ Joseph Witherspoon
_____
(Signature)

Joseph Witherspoon
_____
(Name)

Director
_____
(Title)

October 8, 2025
_____
(Date)

/s/ Doug Remy

(Signature)

Doug Remy

(Name)

Director

(Title)

October 8, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Investor Website











FRONTIERAS NORTH AMERICA

Problem Solution Opportunity Team FAQ Discussion **Invest Now**

Unlocking the True Value of Coal

Coal is one of the world's most abundant energy resources. By cleanly transforming coal into valuable by-products like hydrogen, diesel, jet fuel, fertilizer, and essential industrial chemicals, our FASForm energy technology has the potential for tremendous profit.

We've already raised over $10 million from investors – join us, and secure your share in the next groundbreaking frontier in the global energy industry.

$150M investment commitment from GEM

Invest Now

$6.88 Share Price

$1,376* Min. Investment

SEC Filings Offering Circular Investor Education

The Tide Has Turned in Our Favor

The ESG movement was built on ideology and subsidies, not science or profitability. With the 2025 passage of the Big Beautiful Bill, everything that once made Frontieras contrarian is now a competitive advantage.

ONE BIG BEAUTIFUL BILL

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PROBLEM

The Multi-Billion Dollar Missed Opportunity in Coal

Coal is the king of energy resources: it's one of the most abundant and reliable energy source on the planet, filled with valuable resources that can power civilization.

However, the global switch to alternative energy and rising oil costs have cast a shadow on the industry, shutting down coal plants and stifling essential innovation.

Few realize the potential of bringing coal into the clean energy era – instead of shutting down coal plants, our technology gives them the ability to switch to a low-emissions fuel, while unleashing coal's immense value as a clean fuel and key materials resource.

SOLUTION

We've Unlocked the True Value of Coal

We're turning coal use into a profit generator by making it more environmentally friendly and economically viable. Our patented FASForm technology and Solid Carbon Fractionation process transforms coal into a variety of valuable commodities –– *without* burning it. This presents a revolutionary and environmentally friendly solution for utilizing the world's coal resources, while producing high-value products such as:

Invest Now


Diesel


Jet fuel


Naphtha


Hydrogen


Fertilizer


FASCarbon

HOW IT WORKS

FASForm: Our Revolutionary Coal "Splitting" Process

Crude oil is refined and fractionated into various products like gasoline, diesel, and jet fuel. We're commercializing a method for fractionating coal through our FASForm technology. In its natural state, coal is filled with valuable energy resources. Rather than tapping into these resources, the world has wasted these vast resources by simply burning coal for energy. Our FASForm technology unlocks these resources in an efficient, environmentally friendly, zero-waste process for use in global commodities markets.

- ✓ **Validated by our successful operation in Texas**
- ✓ **Our IP is international, with comprehensive patents in 9 countries on 5 continents, covering half the world's population and 85% of the global coal markets.**


FASForm™
Gases:
Hydrogen
Methane
Liquids:
Naphtha
Kerosene
Diesel
Chemicals:
Fertilizer
Sulfuric Acid
Solid:
FASCarbon™

MARKET OPPORTUNITY / TRENDS

Tapping Into the $2.1 Trillion Energy and Chemicals Markets

Energy is a necessity across industries, and the global market for our products is worth a combined value of over $2.1 trillion. We're producing commodities that already have established, viable markets with virtually unlimited demand:

Invest Now

Diesel: $935B Market[1]
Transportation, agriculture, and industrial machinery

Hydrogen: $242B Market[2]
Energy production, transportation (fuel cells), industrial processes, and refining

Naphtha: $249B Market[3]
Petrochemical industry, gasoline blending, and as a feedstock for the production of various chemicals and plastics

Jet Fuel: $391B Market[4]
Aviation industry for powering commercial and military aircraft

Metallurgical Coal: $147B Market[5]
Steel manufacturing, foundries, and other metallurgical processes

Fertilizer: $212B Market[6]
A vital component of the agriculture industry, playing a pivotal role in enhancing crop yield and ensuring food security.

EXPANSION

Launching Our First Facility in West Virginia

We're building multiple facilities in key locations, starting with an $850M plant in Mason County, WV. **This project is expected to create 200 full-time jobs, 2,000 construction jobs, and significantly boost West Virginia's GDP.**




The Road to $1 Trillion Valuation

By reaching just 2% of the global coal market, we could achieve a trillion-dollar valuation*.

	FY1	FY2	FY3	FY4	FY5	FY6	FY7	FY8	FY9	FY10
TOTAL REVENUE			2,101	2,101	3,056	12,606	21,201	29,796	38,391	46,936
EBITDA			605	605	947	4,367	7,445	10,523	13,601	16,679
EBITDA Margin %			29%	29%	30%	34%	35%	35%	35%	35%

*Figures in millions

● TOTAL REVENUE ○ EBITDA —— EBITDA Margin %

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TEAM

Meet the Visionaries Behind Frontieras

Our leadership team is comprised of industry experts with extensive experience in energy, engineering, and finance.







Matt McKean
Co-Founder & CEO

With over 25 years of experience and a successful track record in finance, Matt is responsible for developing and executing the company's overall business objectives.



Joe Witherspoon P.E.
Co-Founder & CTO

The inventor of the FASForm process, Joe brings unparalleled expertise in process design engineering, having held senior positions at major firms like Marathon Petroleum and Chevron.



Andrea Moran
CCO

Andrea has over 25+ years of experience in operations, management, and business development. She serves as CCO of Frontieras North America. In this post, Andrea assumes responsibility for developing and implementing Frontieras' commercialization strategies, mediating critical deals within the commodities sector, and executing the organization's go-to-market strategy for Frontieras.



José López
Chief Financial Officer

Jose leads the financial strategy and capital planning at Frontieras. With 20+ years in global finance, he has held senior roles at multinational public companies and started his career at PwC, working across Houston, London, and The Hague. He earned a B.S. in Accounting and Finance from the University of Houston–Clear Lake and is a CPA.



Doug Remy
Vice President of Corporate Affairs

Doug's 30+ year career in real estate investment and his role as CFO of several companies make him a key asset in managing Frontieras' financial strategies.

FAQs

What impact will Frontieras have on the energy landscape? ⌃

"How will FASForm tech impact the energy landscape?"

▶ 00:52 🔊 CC ⚙ ⊡ ⛶

Why hasn't this been done before? ⌃

"Why hasn't this been done before?"

01:46

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Frontieras North America (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure. The company, if it executes on its business plan may distribute annual dividends, yielding return.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:
The company that issued the securities
An accredited investor
A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com.

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information





to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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Doc Mann
8 months ago
What are the patent number so I can lookup the process?
6   0   Reply   Share ›

barrashee
8 months ago
I see you have ten years of coal supply under contract. Do you also have offtake contracts for your expected production? Also, how would using waste plastic affect the process? Is the recycling of plastic less profitable than the processing of coal?
3   0   Reply   Share ›

Stephen Tivy
10 months ago
.... Also... you said that "we purchase coal on a 10 year basis"... Using the present tense makes it sound like you are already purchasing coal for future needs. Is this correct, or should it have been "we will purchase coal..) Somehow I can't imagine that you've used enough coal in your testing process to be able to purchase ahead...
3   0   Reply   Share ›

Matthew McKean ↗ Stephen Tivy
9 months ago

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FRONTIERAS NORTH AMERICA

Privacy Policy

1 - https://www.globenewswire.com/en/news-release/2022/03/24/2409228/0/en/Global-Diesel-Market-Size-To-Surpass-US-1269-87-Billion-By-2027-Europe-Having-Share-About-25-Leading-Players-Strategies-Covid-19-Outbreak-Growth-Opportunities-Emerging-Trends-Segme.html

2 - https://www.marketsandmarkets.com/Market-Reports/hydrogen-market-132975342.html#:~:text=The%20global%20hydrogen%20market%20in,7.8%25%20from%202023%20to%202030

3 - https://www.transparencymarketresearch.com/naphtha-market.html

4 - https://www.fortunebusinessinsights.com/industry-reports/aviation-fuel-market-100427#

5 - https://www.marketresearchfuture.com/reports/anthracite-market-2742

6 - https://www.precedenceresearch.com/fertilizer-market#:~:text=According%20to%20precedence%20research%2C%20the,USD%20271.6%20billion%20by%202032

*This roadmap is based on assumptions of technological compatibility, market acceptance, and regulatory stability. It is subject to risks including rapid technological changes, competitive pressures, and shifts in regulatory landscapes, which could alter the feasibility and timing of our plans. The plans on this roadmap are subject to change.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Frontieras North America (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Frontieras North America (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results

ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.



Frontieras North America

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
FRONTIERAS NORTH AMERICA
1000 Main Street Suite 2300
Houston, TX 77002

Ladies and Gentlemen:

The undersigned understands that Frontieras North America, a Wyoming corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 840,928 shares of its Class C Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $6.73 per Share (the "**Purchase Price**"), exclusive of a three percent (3%) investor processing fee subject to a maximum fee per investor of $80.00. The minimum amount to be raised in the Offering is $10,000.02 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $849,545.94 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-serve basis. The Company is offering the Shares to prospective investors through Dealmaker Securities LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the

1

Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission fee equal to eight and one-half percent (8.5%) based on the dollar amount sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. Investors should carefully review the Form C, which is available on the Company's investor website page at https://invest.frontieras.com (the "**Deal Page**").

1.   Subscription.

      (a)   Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Capitalized terms contained, but not defined, herein have the meanings given to them in the Certificate of Incorporation of the Company (the "**Certificate**") and the Statement of Designation of Class C Common Stock.

      (b)   The undersigned acknowledges they have read the educational materials on the Deal Page, and has been informed of their right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

      (c)   The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an Company that engages in promotional activities on behalf of the Company; and

      (d)   The undersigned acknowledges that they have been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2.   Closing.

      (a)   Closing. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

      (b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in <u>Section 6</u> hereof and of the undersigned contained in <u>Section 4</u> hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   <u>Investor Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(c)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(d)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(e)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(f)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(g)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(h)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(i)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(j)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(o)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(q)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(r)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(s)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(t)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult

with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Wyoming and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   <u>Securities Matters</u>. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   <u>Transfer Agent</u>. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7.   <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   <u>Indemnification</u>. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9.   <u>Market Stand-Off and Power of Attorney</u>. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of,

purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "*Market Stand- Off*") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Wyoming without regard to the principles of conflicts of laws.

13.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

16.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL

RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of_____, 2025.

COMPANY:

FRONTIERAS NORTH AMERICA

By:_____
Name:
Title:
 Address: 1000 Main Street Suite 2300
            Houston, TX 77002

 SUBSCRIBER:

_____

By:_____

Name:_____

Title:_____

EXHIBIT C

Subscription Agreement

Exhibit C

EXHIBIT D

Amended and Restated Certificate of Incorporation



Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Mar 25 2021 1:12PM
Original ID: 2021-000991660

Profit Corporation
Articles of Incorporation

I. The name of the profit corporation is:
Frontieras North America

II. The name and physical address of the registered agent of the profit corporation is:
Capital Administrations LLC
1712 Pioneer Ave Ste 115
Cheyenne, WY 82001

III. The mailing address of the profit corporation is:
1712 Pioneer Ave Ste 500
Cheyenne, WY 82001

IV. The principal office address of the profit corporation is:
1712 Pioneer Ave Ste 500
Cheyenne, WY 82001

V. The number, par value, and class of shares the profit corporation corporation will have the authority to issue are:

Number of Common Shares:	250,000,000	Common Par Value:	$0.0001
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. The name and address of each incorporator is as follows:
Capital Administrations, LLC
1712 Pioneer Ave Ste 115, Cheyenne, WY 82001

VII. Additional Article:
All, or a portion of, the shares of the Corporation may be represented by share certificates in the form of certificate tokens. The electronic message, command or transaction that transmits the certificate tokens to the data address to which a certificate token was issued shall be authorized at the time of issuance by one (1) or more messages, commands or transactions signed with the network signature of two (2) officers designated in the Bylaws or by the Board of Directors of the Corporation.

VIII. Additional Article:
The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

IX. Additional Article:
The governing board of the corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of the Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

The name and post office address of the first Board of Directors shall be three (3) in number and listed as follows:

Matthew McKean-1712 Pioneer Ave Ste 500, Cheyenne, WY 82001

Douglas Remy-1712 Pioneer Ave Ste 500, Cheyenne, WY 82001
Joseph A. Witherspoon-1712 Pioneer Ave Ste 500, Cheyenne, WY 82001

X.   Additional Article:

No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Signature: *Jasmine James*   Date: **03/25/2021**

Print Name: **Jasmine James**

Title: **Incorporator**

Email: **tax@wyomingcompany.com**

Daytime Phone #:   **(307) 632-3333**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Capital Administrations, LLC

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Jasmine James*   Date: **03/25/2021**

Print Name: **Jasmine James**

Title: **Incorporator**

Email: **tax@wyomingcompany.com**

Daytime Phone #:   **(307) 632-3333**


Consent to Appointment by Registered Agent

Capital Administrations LLC, whose registered office is located at **1712 Pioneer Ave Ste 115, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Frontieras North America** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Jasmine James*   Date: **03/25/2021**

Print Name: **Jasmine James**

Title: **Incorporator**

Email: **tax@wyomingcompany.com**

Daytime Phone #:   **(307) 632-3333**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Frontieras North America

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **25th** day of **March**, **2021** at **1:12 PM.**

Remainder intentionally left blank.



Filed Date: 03/25/2021

Edward A. Buchanan

Secretary of State

Filed Online By:

Jasmine James

on 03/25/2021



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 08/11/2024 10:05 AM
Original ID: 2021-000991660
Amendment ID: 2024-005234668

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Frontieras North America

2. Article number(s) V is amended as follows:
See checklist below for article number information.

V. Please add the following shares:

Class A Shares authorized to 500,000,000 (Five Hundred Million)

Add: Class B shares and authorize 250,000,000 (Two Hundred Fifty Million)

Add: Class C shares and authorize 250,000,000 (Two Hundred Fifty Million)

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 07/18/2024
(Date – mm/dd/yyyy)

RECEIVED JUL 25 2024 WYOMING SECRETARY OF STATE

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check <u>only one</u> appropriate field to indicate the party approving the amendment.)*

[✓] <u>Shares were *not* issued</u> and the board of directors or incorporators have adopted the amendment.

<u>OR</u>

[ ] <u>Shares were issued</u> and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

<u>OR</u>

[ ] <u>Shares were issued</u> and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: *(May be executed by Chairman of Board, President or another of its officers.)*   **Date:** 07/24/2024 *(mm/dd/yyyy)*

Print Name: DeAnna Montemayor, on behalf of Capital Administrations, LLC

Contact Person: DeAnna Montemayor

Title: Authorized Agent for Frontieras North America

Daytime Phone Number: 307-632-3333

Email: tax@wyomingcompany.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

<u>Checklist</u>

[ ] *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
[ ] **Processing time is up to 15 business days** following the date of receipt in our office.
[ ] *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
[ ] Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
[ ] Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

Amendment to Articles of Incorporation

Article 5 of the Articles of Incorporation of Frontieras North America is deleted in its entirety and replaced with the following:

V.   The number, par value, and class of shares the profit corporation will have the authority to issue are as follows:

Section 1. Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,000,000,000 shares, consisting of:

2. 500,000,000 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"); and

3. 250,000,000 shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock").

4. 250,000,000 shares of Class C non-voting Common Stock, par value $0.0001 per share (the "Class C Common Stock" and together with the Class A Common Stock and Class B Common Stock, the "Common Stock")

The Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below.

Section 2. Common Stock Rights and Preferences.

(a) Voting Rights. Except as otherwise required by the Wyoming Business Corporations Act or as provided by or pursuant to the provisions of these Articles of Incorporation:

(i) Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder.

(ii) Each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held of record by such holder.

(iii) Each holder of Class C Common Stock shall have no voting rights.

(iv) Except as otherwise required in these Articles of Incorporation or by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters on which shareholders are generally entitled to vote.

(v) The holders of shares of Common Stock shall not have cumulative voting rights.

(b) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of stock having a preference over or the right to participate with the Class A Common Stock and Class C Common Stock with respect to the payment of dividends in cash, stock or property of the Corporation, such dividends may be declared and paid on the Class A Common Stock and Class C Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board of Directors in its discretion shall determine. Dividends shall not be declared or paid on the Class B Common Stock.

(c) <u>Liquidation, Dissolution, etc.</u> In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation as required by law, the holders of all outstanding shares of Class A Common Stock and Class C Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such shareholder. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) <u>Automatic Transfer</u>. No share of Class B Common Stock may be sold, exchanged, or otherwise transferred. In the event that any outstanding shares of Class B Common Stock are sold, exchanged, or otherwise transferred, such shares of Class B Common Stock shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be deemed to be transferred to the Corporation and thereupon shall be retired.

Bylaws

BYLAWS
OF
FRONTIERAS NORTH AMERICA

A Wyoming Corporation
(Effective as of March 25, 2021)

_____

ARTICLE 1
CERTAIN DEFINITIONS

1.1   Definitions. As used in these Bylaws, unless the context otherwise requires, the term:

a.   "Articles of Incorporation" means the Articles of Incorporation of the Corporation, as it may be amended, supplemented or restated from time to time.
b.   "Assistant Secretary" means an Assistant Secretary of the Corporation.
c.   "Assistant Principal Financial Officer" means an Assistant Principal Financial Officer of the Corporation.
d.   "Board" means the Board of Directors of the Corporation.
e.   "Bylaws" means these Bylaws of the Corporation, as they may be amended from time to time.
f.   "Chief Executive Officer" means Chief Executive Officer of the Corporation.
g.   "Chairman" means the Chairman of the Board of Directors of the Corporation.
h.   "Corporation" means Frontieras North America, a Wyoming corporation.
i.   "Directors" means the directors of the Corporation.
j.   "Entire Board" means the total number of then-authorized directors of the Corporation.
k.   "General Corporation Law" means the Wyoming Business Corporation Act, Title 17, Chapter 116, of the Wyoming Statutes, as amended from time to time, together with any corresponding provisions of succeeding law.
l.   "Office of the Corporation" means the principal executive office of the Corporation, anything in Section 17-28-101 of the General Corporation Law to the contrary notwithstanding.
m.   "President" means the President of the Corporation.
n.   "Secretary" means the Secretary of the Corporation.
o.   "Shareholder" means a shareholder of record of the Corporation.
p.   "Principal Financial Officer" means the Principal Financial Officer of the Corporation.
q.   "Vice President" means a Vice President of the Corporation.

ARTICLE 2
SHAREHOLDERS

2.1   Place of Meetings. Every meeting of Shareholders may be held at such place, within or without the State of Wyoming, as may be designated by resolution of the Board from time to time or stated in the notice of the meeting or duly executed waivers thereof. The Board may, in its sole discretion, determine that the annual meeting of shareholders shall not be held at any place, but may instead be held by means of remote communication as authorized by Section 17-16-701of the General Corporation Law. Additionally, if permitted by the General Corporation Law, the Board may, in its sole discretion, determine that a special meeting of the shareholders be held by means of remote communication.

2.2   Annual Meeting. A meeting of Shareholders shall be held annually for the election of Directors at such date and time as may be designated by resolution of the Board from time to time. Any other business may be transacted at the annual meeting.

2.3　Special Meetings. Special meetings of Shareholders may be called at any time by the Entire Board, at the request of any two or more Directors or the Chief Executive Officer, and, in addition, shall be called by the Chairman of the Board, the Chief Executive Officer, or the Secretary at the request in writing of Shareholders owning not less than ten percent (10%) of the capital stock of the Corporation issued and outstanding and entitled to vote on any issue proposed to be considered at the proposed special meeting (except that, if provided in the Articles of Incorporation as required by Section 17-16-702 of the General Corporation Law, a special meeting for the purpose of considering any action to directly or indirectly effect a business combination, including any action to change or otherwise affect the composition of the Board for that purpose, shall be called at the request of Shareholders holding not less than twenty-five percent (25%) of all shares of the Corporation entitled to vote). Such request shall state the purposes of the proposed meeting. The Directors shall fix the time and any place, either within or without the State of Wyoming, as the place for holding such meeting. Business transacted at any special meeting of Shareholders shall be limited to the purpose stated in the related notice.

2.4　Fixing Record Date. The Board may fix a record date for the purpose of (a) determining the Shareholders entitled (i) to notice of or to vote at any meeting of Shareholders or any adjournment thereof, (ii) unless otherwise provided in the Articles of Incorporation, to express consent to corporate action in writing without a meeting or (iii) to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock; or (b) any other lawful action. Any such record date shall not precede the date upon which the resolution fixing the record date was adopted by the Board and, unless otherwise required by applicable law, shall not be (x) in the case of clause (a)(i) above, more than 70 nor less than 10 days before the date of such meeting (unless applicable law permits such a record date to be less than 10 days before the date of such meeting, in which case the Board may fix a record date in accordance with applicable law), (y) in the case of clause (a)(ii) above, more than 10 days after the date upon which the resolution fixing the record date was adopted by the Board and (z) in the case of clause (a)(iii) or (b) above, more than 70 days prior to such action. If no such record date is fixed, then:

2.4.1　the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the day immediately prior to the day on which notice is given, or, if notice is waived, at the close of business on the day immediately prior to the day on which the meeting is held;

2.4.2　the record date for determining Shareholders entitled to express consent to corporate action in writing without a meeting (unless otherwise provided in the Articles of Incorporation), when no prior action by the Board is required by applicable law, shall be the first day on which a written consent signed by a Shareholder and setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law; and when prior action by the Board is required by applicable law, the record date for determining Shareholders entitled to express consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board adopts the resolution taking such prior action;

2.4.3　Record Date for Action by Written Consent. In order that the Corporation may determine the Shareholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. Any Shareholder of record seeking to have the Shareholders authorize or take corporate action by consent shall, by written notice to the

Secretary, request the Board to fix a record date. The Board shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board pursuant to the first sentence of this Section 2.4). If no record date has been fixed by the Board within 10 days of the date on which such a request is received, the record date for determining Shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Wyoming, its principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of meetings of Shareholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by applicable law, the record date for determining Shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

2.4.4   the record date for determining Shareholders for any purpose other than those specified in Sections 2.4.1, 2.4.2 and 2.4.3 shall be at the close of business on the day on which the Board adopts the resolution authorizing the subject corporate action. When a determination of Shareholders of record entitled to notice of or to vote at any meeting of Shareholders has been made as provided in this Section 2.4, such determination shall apply to any adjournment thereof unless the Board fixes a new record date for the adjourned meeting.

2.5   Notice of Meetings of Shareholders. Whenever under the provisions of applicable law, the Articles of Incorporation, or these Bylaws, Shareholders are required or permitted to take any action at a meeting, notice shall be given stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which Shareholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose, or purposes for which the meeting is called. Unless otherwise provided by applicable law, the Articles of Incorporation, or these Bylaws, notice of any meeting shall be given to each Shareholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. Notice may be mailed or, to the fullest extent permitted by law, given by electronic transmission if the Shareholder consents and no revocation of that consent has been given. If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, directed to the Shareholder at his, her, or its address as it appears on the records of the Corporation. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent of the Corporation that the notice required by this Section 2.5 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. If sent by electronic transmission, notice to a Shareholder shall be deemed to be given if by (i) telecopy (facsimile), when directed to a number at which the Shareholder has consented to receive notice, (ii) electronic mail, when directed to an electronic mail address at which the Shareholder has consented to receive notice, (iii) a posting on an electronic network together with a separate notice to the Shareholder of the specific posting, upon the later of (A) such posting and (B) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the Shareholder. Any meeting of Shareholders, whether annual or special, may adjourn from time to time to reconvene at the same or some other place. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted at the meeting as originally called. If, however, the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at the meeting.

2.6   Waivers of Notice. Whenever the giving of any notice to Shareholders is required by applicable law, the Articles of Incorporation, or these Bylaws, a waiver thereof, given by the person entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. A Shareholder's attendance at a meeting (i) waives objection to lack of notice or defective notice of the meeting, unless the Shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Shareholder objects to considering the matter when it is presented. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Shareholders need be specified in any waiver of notice unless so required by applicable law, the Articles of Incorporation, or these Bylaws.

2.7   List of Shareholders. The Secretary shall prepare and make, at least 10 days before every meeting of Shareholders, a complete list of the Shareholders entitled to vote at the meeting, and including the address of each Shareholder, the number of shares registered in the name of each Shareholder, and any other information required by Section 17-16-720 of the General Corporation Law. Such list shall be open to the examination of any Shareholder, the Shareholder's agent, or attorney, upon request, at the Shareholder's expense, for any purpose germane to the meeting, or any other lawful purpose, for a period of at least 10 days prior to the meeting, during ordinary business hours at the Office of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Shareholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for examination as provided by applicable law. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the Shareholders entitled to examine the stock ledger, the list of Shareholders, or the books of the Corporation, or to vote in person or by proxy at any meeting of Shareholders.

2.8   Quorum of Shareholders; Adjournment. Except as otherwise provided by applicable law or the Articles of Incorporation, at each meeting of Shareholders, the presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of any business at such meeting. In the absence of a quorum, the holders of a majority of the voting power of the shares of stock present in person or represented by proxy at any meeting of Shareholders, including an adjourned meeting, may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. If a quorum is present when a duly called or held meeting is convened, the Shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of Shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

2.9   Voting; Proxies. Unless otherwise provided in the Articles of Incorporation, every Shareholder entitled to vote at any meeting of Shareholders shall be entitled to one vote for each share of stock held by such Shareholder which has voting power upon the matter in question. At any meeting of Shareholders, all matters (except as otherwise provided by the Articles of Incorporation, these Bylaws, the rules and regulations of any stock exchange, or listing service applicable to the Corporation, applicable law, or pursuant to any rules or regulations applicable to the Corporation or its securities) shall be decided by the affirmative vote of a majority in voting power of shares of stock present in person or represented by proxy and entitled to vote thereon; provided, however, that at all meetings of Shareholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect each Director; and provided, further, that at all meetings of Shareholders at which a determination of when, or with what frequency, any votes (advisory or otherwise) may be taken on matters relating to executive compensation, such determination shall be made by reference to a plurality of the votes cast. Each Shareholder entitled to vote at a meeting of Shareholders or to express consent to or dissent from corporate action in writing without a meeting may authorize another person or persons to act for such Shareholder by proxy but no such proxy shall be voted or acted upon after 11 months from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it expressly states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Shareholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or by delivering a new proxy bearing a later date.

2.10   Voting Procedures and Inspectors of Election at Meetings of Shareholders. The Board, in advance of any meeting of Shareholders, may, and shall if required by applicable law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting may, and shall if required by applicable law, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots and determine the result, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Shareholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies or votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless a state court of the State of Wyoming, upon application by a Shareholder, shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Shareholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

2.11   Conduct of Meetings; Organization. Subject to Section 2.12 through 2.14 of these Bylaws, the Board may adopt by resolution such rules and regulations for the conduct of the meeting of Shareholders as it shall deem appropriate. Unless another officer is designated by the Board, at each meeting of Shareholders, the Chief Executive Officer, or in the absence of the Chief Executive Officer, the President, or in the absence of the President, the Chairman, or if there is no Chairman, or if there be one and the Chairman is absent, a Vice President, and in case more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President, based on age, present), shall chair and preside over the meeting. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of Shareholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting (subject to the requirements of Sections 2.12 and 2.13 of these Bylaws); (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Shareholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding officer at any meeting of Shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding officer should so determine, such person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of Shareholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary, or in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. In case none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting, respectively, are present, a person presiding over the meeting or a secretary of the meeting, as the case may be, shall be designated by the Board, and in case the Board has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting.

2.12   Order of Business. The order of business at all meetings of Shareholders shall be as determined by the person presiding over the meeting, subject, however, to the following provisions:

2.12.1   At any annual meeting of Shareholders, only such nominations of persons for election to the Board shall be made, and only such other business shall be conducted or considered, as shall have been properly brought before the meeting. For nominations to be properly made at an annual meeting, and proposals of other business to be properly brought before an annual meeting, nominations and proposals of other business must be (a) specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly made at the annual meeting, by or at the direction of the Board or (c) otherwise properly requested to be brought before the annual meeting by a Shareholder in accordance with these Bylaws. For nominations of persons for election to the Board or proposals of other business to be properly requested by a Shareholder to be made at an annual meeting, a Shareholder must (i) be a Shareholder of record at the time of giving of notice of such annual meeting by or at the direction of the Board and at the time of the annual meeting, (ii) be entitled to vote at such annual meeting and (iii) comply with the procedures set forth in these Bylaws as to such business or nomination. The immediately preceding sentence shall be the exclusive means for a Shareholder to make nominations or other business proposals (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), and included in the Corporation's notice of meeting) before an annual meeting of Shareholders.

2.12.2   At any special meeting of Shareholders, only such business shall be conducted or considered, as shall have been properly brought before the meeting pursuant to the Corporation's notice of meeting. To be properly brought before a special meeting, proposals of business must be specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board. In this regard, Nominations of persons for election to the Board may be made at a special meeting of Shareholders at which Directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board or (b) provided that the Board has determined that Directors shall be elected at such meeting, by any Shareholder who (i) is a Shareholder of record at the time of giving of notice of such special meeting and at the time of the special meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the procedures set forth in these Bylaws as to such nomination. The immediately preceding sentence shall be the exclusive means for a Shareholder to make nominations or other business proposals before a special meeting of Shareholders (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting).

2.12.3   Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the presiding person at the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with these Bylaws and, if any proposed nomination or other business is not in compliance with these Bylaws, to declare that no action shall be taken on such nomination or other proposal and such nomination or other proposal shall be disregarded.

2.13   Advance Notice of Shareholder Business and Nominations.

2.13.1   Without qualification or limitation, but subject to Section 2.13.3(d) of these Bylaws, for any nominations or any other business to be properly brought before an annual meeting by a Shareholder pursuant to Section 2.12.1 of these Bylaws, the Shareholder must have given timely notice thereof (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by Section 2.14 of these Bylaws) and timely updates and supplements thereof in writing to the Secretary and such other business must otherwise be a proper matter for Shareholder action. To be timely, a Shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the Shareholder must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a Shareholder's notice as described above.

Notwithstanding anything in the immediately preceding paragraph to the contrary, in the event that the number of Directors to be elected to the Board is increased by the Board, and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year's annual meeting, a Shareholder's notice required by this Section 2.13.1 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

In addition, to be timely, a Shareholder's notice must further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof.

2.13.2   Subject to Section 2.13.3(d) of these Bylaws, in the event the Corporation calls a special meeting of Shareholders for the purpose of electing one or more Directors to the Board, any Shareholder may nominate a person or persons (as the case may be) for election to such position(s) to be elected as specified in the Corporation's notice calling the meeting, provided that the Shareholder gives timely notice thereof (including the completed and signed questionnaire, representation and agreement required by Section 2.14 of these Bylaws) and timely updates and supplements thereof in writing to the Secretary. In order to be timely, a Shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting, or the public announcement thereof, commence a new time period for the giving of a Shareholder's notice as described above.

In addition, to be timely, a Shareholder's notice must further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof.

2.13.3   To be in proper form, a Shareholder's notice (whether given pursuant to Section 2.12.1 or 2.12.2 of these Bylaws) to the Secretary must include the following, as applicable.

(a)   As to the Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, a Shareholder's notice must set forth: (i) the name and address of such Shareholder as they appear on the Corporation's books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such Shareholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard of whether the Shareholder of record, the beneficial owner, if any, or any affiliates, or associates, or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a "Derivative Instrument") directly or indirectly owned beneficially by such Shareholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such Shareholder has a right to vote any class or series of shares of the Corporation, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such Shareholder, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Shareholder with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Corporation (any of the foregoing, "Short Interests"), (E) any rights to dividends on the shares of the Corporation owned beneficially by such Shareholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such Shareholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such Shareholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, including without limitation any such interests held by members of such Shareholder's immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such Shareholder, and (I) any direct or indirect interest of such Shareholder in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (iii) any other information relating to such Shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of Directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(b)   If the notice relates to any business other than a nomination of a Director or Directors that the Shareholder proposes to bring before the meeting, a Shareholder's notice must, in addition to the matters set forth in paragraph (a) above, also set forth: (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest of such Shareholder and beneficial owner, if any, in such business, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration), and (iii) a description of all agreements, arrangements, and understandings between such Shareholder and beneficial owner, if any, and any other person, or persons (including their names) in connection with the proposal of such business by such Shareholder;

(c)   As to each person, if any, whom the Shareholder proposes to nominate for election or reelection to the Board, a Shareholder's notice must, in addition to the matters set forth in paragraph (a) above, also set forth: (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(d)   With respect to each person, if any, whom the Shareholder proposes to nominate for election or reelection to the Board, a Shareholder's notice must, in addition to the matters set forth in paragraphs (a) and (c) above, also include a completed and signed questionnaire, representation and agreement required by Section 2.14 of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation or that could be material to a reasonable Shareholder's understanding of the independence, or lack thereof, of such nominee.

(e)   For purposes of these Bylaws, "public announcement" shall mean disclosure in a press release reported by a regional or national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(f)   Notwithstanding the provisions of these Bylaws, a Shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 2.12 of these Bylaws.

(g)   Nothing in these Bylaws shall be deemed to affect any rights (i) of Shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (ii) of the holders of any series of preferred stock if and to the extent provided for under applicable law, the Articles of Incorporation, or these Bylaws. Subject to Rule 14a-8 under the Exchange Act, nothing in these Bylaws shall be construed to permit any Shareholder, or give any Shareholder the right, to include or have disseminated, or described in the Corporation's proxy statement any nomination of Director or Directors or any other business proposal.

2.14   Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a Director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.13 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a Director of the Corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein, and (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a Director of the Corporation, and will comply with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation publicly disclosed from time to time.

2.15   Written Consent of Shareholders Without a Meeting. Action required or permitted by the General Corporation Law to be taken at a Shareholders' meeting may be taken without a meeting if the action is taken by all the Shareholders entitled to vote on the action and evidenced by one or more written consents bearing the date of signature and describing the action taken, signed by the holders of the requisite number of shares entitled to vote on the action. Additionally, if provided in the Articles of Incorporation, any action required or permitted by the General Corporation Law to be taken at a Shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. In either case, such consents shall be delivered (by hand or by certified or registered mail, return receipt requested, or by electronic or remote communication) to the Office of the Corporation, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Shareholders are recorded, or to any other officer or agent designated by the Board. Every written consent shall bear the date of signature of each Shareholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.15, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent, and in no case more than 10 days after written consents sufficient to take the action have been delivered to the Corporation, shall, to the extent required by applicable law, be given to those Shareholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE 3
DIRECTORS

3.1   General Powers. Except as otherwise provided in the Articles of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and regulations, not inconsistent with the Articles of Incorporation, these Bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

3.2   Number; Qualification; Term of Office. The Board shall consist of at least one, and no more than ten directors, and the number of directors may be increased or decreased from time to time by resolution of the Board. At the time of incorporation, the Board shall consist of three directors. Except as provided in Section 3.3, Directors shall be elected at the annual meeting of Shareholders by a plurality of the votes cast at a meeting of the Shareholders by the holders of stock entitled to vote in the election. Each Director shall hold office until his or her successor is elected and qualified, or until the Director's earlier death, resignation, disqualification or removal. Directors need not be Shareholders, and need not be residents of the State of Wyoming.

3.3   Newly Created Directorships and Vacancies. Unless otherwise provided by applicable law or the Articles of Incorporation, any newly created directorships resulting from an increase in the authorized number of Directors and any vacancies occurring in the Board for any cause may be filled by the affirmative vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining Director. A Director so elected shall hold office until the expiration of the term of office of the Director whom he or she has replaced, if applicable, or until a successor is elected and qualified, or until the Director's earlier death, resignation or removal.

3.4   Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Board, the Chairman, or the Corporation. Such resignation shall take effect when the notice is delivered or at such later effective date or upon the happening of an event or events as is therein specified. A verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

3.5 Removal. Except as prohibited by applicable law, or the Articles of Incorporation, the Shareholders holding a majority of the shares then entitled to vote at an election of directors may remove any director from office with or without cause.

3.6 Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places within or without the State of Wyoming as may be determined from time to time by resolution of the Board.

3.7 Special Meetings. Special meetings of the Board may be held at such times and at such places within or without the State of Wyoming whenever called by the Chairman, the Chief Executive Officer, or the Secretary, or by any two or more Directors on at least 24 hours' notice to each Director given by one of the means specified in Section 3.10 hereof other than by mail, or on at least three days' notice if given by mail. Special meetings shall be called by the Chairman, Chief Executive Officer, or Secretary in like manner and on like notice on the written request of any two or more of the Directors then serving as Directors.

3.8 Telephone Meetings. Directors or members of any committee designated by the Board may participate in a meeting of the Board or of such committee by means of conference telephone, or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.8 shall constitute presence in person at such meeting.

3.9 Adjourned Meetings. A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.10 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

3.10 Notice Procedure. Subject to Sections 3.7 and 3.11 hereof, whenever under applicable law, the Articles of Incorporation, or these Bylaws, notice is required to be given to any Director, such notice shall be deemed given effectively if given in person or by telephone, by mail addressed to such Director at such Director's address as it appears on the records of the Corporation, with postage thereon prepaid, or by telegram, telecopy (facsimile) or by other means of electronic transmission such as electronic mail.

3.11 Waiver of Notice. Whenever the giving of any notice to Directors is required by applicable law, the Articles of Incorporation, or these Bylaws, a waiver thereof, given by the Director entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting unless the Director at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Directors or a committee of Directors need be specified in any waiver of notice unless so required by applicable law, the Articles of Incorporation or these Bylaws.

3.12   Organization. At each meeting of the Board, the Chairman, or in the absence of the Chairman, the Chief Executive Officer, or in the absence of the Chief Executive Officer, the President, or in the absence of the President, a chairman chosen by a majority of the Directors present, shall preside. If present, the Secretary shall act as secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

3.13   Quorum of Directors. The presence in person of a majority of the Entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

3.14   Action by Majority Vote. Except as otherwise expressly required by applicable law, the Articles of Incorporation, or these Bylaws, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board.

3.15   Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation, applicable law, or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof may be taken without a meeting if the requisite number of members of the Board or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. If action is taken by less than unanimous written consent of the Directors, the Corporation shall give the nonconsenting or nonvoting Directors written notice of the action not more than ten days after written consents sufficient to take the action have been delivered to the Corporation in accordance with Section 17-16-821 of the General Corporation Law.

ARTICLE 4
COMMITTEES OF THE BOARD

The Board may, by resolution, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in the resolution of the Board designating such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it. Unless otherwise specified in the resolution of the Board designating a committee, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article 3 of these Bylaws.

ARTICLE 5
OFFICERS

5.1   Positions. The officers of the Corporation shall include a Chief Executive Officer, a Principal Financial Officer, a Secretary, and such other officers as the Board may elect, including a Chairman, President, one or more Vice Presidents, and one or more Assistant Secretaries and Assistant Principal Financial Officers, who shall exercise such powers and perform such duties as shall be determined from time to time by resolution of the Board. The Board may elect one or more Vice Presidents as Executive Vice Presidents and may use descriptive words or phrases to designate the standing, seniority or areas of special competence of the Vice Presidents elected or appointed by it. Any number of offices may be held by the same person unless the Articles of Incorporation, or these Bylaws otherwise provide.

5.2   Election. The officers of the Corporation shall be elected by the Board at its annual meeting or at such other time or times as the Board shall determine.

5.3   Term of Office. Each officer of the Corporation shall hold office for the term for which he or she is elected and until such officer's successor is elected and qualifies or until such officer's earlier death, resignation, or removal. Any officer may resign at any time upon written notice to the Corporation. Such resignation shall take effect when the notice is delivered unless the notice specifies a later effective time, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contractual rights of the Corporation, if any. Any officer may be removed at any time, with or without cause by the Board. Any vacancy occurring in any office of the Corporation may be filled by the Board. The removal of an officer with or without cause shall be without prejudice to the officer's contract rights, if any. The election or appointment of an officer shall not of itself create contractual rights in favor of such officer.

5.4   Fidelity Bonds. The Corporation may secure the fidelity of any or all of its officers or agents by bond or otherwise.

5.5   Chairman. The Chairman, if one shall have been appointed, shall preside at all meetings of the Board and shall exercise such powers and perform such other duties as shall be determined from time to time by resolution of the Board.

5.6   Chief Executive Officer. The Chief Executive Officer of the Corporation shall have general supervision over the business of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of the Board. Except as otherwise provided in Section 2.11, the Chief Executive Officer shall preside at all meetings of the Shareholders and shall also, if a Director, preside at all meetings of the Board at which the Chairman (if there be one) is not present. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these Bylaws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of a Chief Executive Officer or President of a corporation and such other duties as may from time to time be assigned to the Chief Executive Officer by resolution of the Board.

5.7   President. The President, if any, shall have such powers and perform such duties as may be specified in these bylaws or prescribed by the Board. If the Chief Executive Officer is absent or disabled, the President shall succeed to the Chief Executive Officer's powers and duties.

5.8   Vice Presidents. At the request of the Chief Executive Officer or the President, or, in the absence of both the Chief Executive Officer and President, at the request of the Board, the Vice Presidents shall (in such order as may be designated by the Board, or, in the absence of any such designation, in order of seniority based on age) perform all of the duties of the Chief Executive Officer and, in so performing, shall have all the powers of, and be subject to all restrictions upon, the Chief Executive Officer. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these Bylaws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed, and each Vice President shall perform such other duties as from time to time may be assigned to such Vice President by resolution of the Board or by the Chief Executive Officer or President.

5.9   Secretary. The Secretary shall attend all meetings of the Board and of the Shareholders and shall record all the proceedings of the meetings of the Board and of the Shareholders in a book to be kept for that purpose, and shall perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the Shareholders and shall perform such other duties as may be prescribed by the Board or by the Chief Executive Officer, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation, if any, and the Secretary, or an Assistant Secretary, shall have authority to affix the same on any instrument requiring it, and when so affixed, the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may, by resolution, give general authority to any other officer to affix the seal of the Corporation and to attest the same by such officer's signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Chief Executive Officer, President or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, shall see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, shall perform all duties incident to the office of Secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by resolution of the Board or by the Chief Executive Officer or President.

5.10   Principal Financial Officer. The Principal Financial Officer, who may also be the Chief Financial Officer, shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board; against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed; regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation; have the right to require from time to time reports or statements giving such information as the Principal Financial Officer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same; render to the Chief Executive Officer or the Board, whenever the Chief Executive Officer or the Board shall require the Principal Financial Officer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation; disburse the funds of the Corporation as ordered by the Board; and, in general, perform all duties incident to the office of Principal Financial Officer of a corporation and such other duties as may from time to time be assigned to the Principal Financial Officer by resolution of the Board or by the Chief Executive Officer.

5.11   Assistant Secretaries and Assistant Principal Financial Officers. Assistant Secretaries and Assistant Principal Financial Officers shall perform such duties as shall be assigned to them by the

Secretary or by the Chief Financial Officer, respectively, or by resolution of the Board or by the Chief Executive Officer.

ARTICLE 6
CERTAIN LITIGATION MATTERS

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 6.

6.1   Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for any claim or counterclaim, including without limitation (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Wyoming, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 6.

6.2   Conflict with Applicable Law or Articles of Incorporation. These Bylaws are adopted subject to any applicable law and the Articles of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Articles of Incorporation, such conflict shall be resolved in favor of such law or the Articles of Incorporation.

ARTICLE 7
GENERAL PROVISIONS

7.1   Certificates Representing Shares. Shares of the Corporation's stock may be certificated or uncertificated, as provided under applicable law. Every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman, if any, or the Chief Executive Officer, President or a Vice President and by the Secretary or an Assistant Secretary or the Principal Financial Officer or an Assistant Principal Financial Officer, certifying the number of shares owned by such Shareholder in the Corporation. Any or all of the signatures upon a certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

7.2   Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

7.3   Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

7.4   Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

7.5   Counting Time. For all purposes of these Bylaws, whenever reference is made herein to a "day" or "days," such reference shall mean a calendar day. In addition, unless the General Corporation Law specifically requires otherwise, any and all weekend days shall also be considered days for purposes of these Bylaws. Notwithstanding the foregoing, if a due date for a particular action or a date for a meeting of the Board or members would otherwise fall on a federal or State of Wyoming holiday, or weekend day, such due date or date for such meeting shall instead fall on the next business day.

7.6   Seal. The Board may provide for a corporate seal, in which case such corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

7.7   Amendments. These Bylaws may be adopted, amended, or repealed by the Board.

Date of Adoption: March 25, 2021

By Resolution of the Board of Directors of

Frontieras North America

_____
_____
Secretary

EXHIBIT F

Financial Statements

FRONTIERAS NORTH AMERICA

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Frontieras North America
Houston, Texas

Opinion

We have audited the financial statements of Frontieras North America, which comprises the balance sheets as of September 30, 2024 and September 30, 2023, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years ended September 30, 2024 and September 30, 2023 and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Frontieras North America for the years ended September 30, 2024 and September 30, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Frontieras North America and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Frontieras North America's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Frontieras North America's internal controls. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Frontieras North America's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 26, 2024
Los Angeles, California

FRONTIERAS NORTH AMERICA

BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

As of September 30,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	66,438	$	175,560
Real Estate Option Agreement		332,500		137,500
Prepaids and Other Current Assets		-		7,500
Total Current Assets		**398,938**		**320,560**
Total Assets	**$**	**398,938**	**$**	**320,560**
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)				
Current Liabilities:				
Accounts Payable	$	165	$	560
Accrued Expense		15,416	$	-
Convertible Notes		50,000		400,000
Accrued Interest		2,097		4,588
Total Current Liabilities		**67,678**		**405,148**
Total Liabilities		**67,678**		**405,148**
STOCKHOLDERS' EQUITY/(DEFICIT)				
Common Stock Class A		5,012		5,001
Common Stock Class B		9,399		-
Additional Paid in Capital		2,280,222		851,499
Accumulated Deficit		(1,963,373)		(941,088)
Total Stockholders' Equity/(Deficit)		**331,260**		**(84,588)**
Total Liabilities and Stockholders' Equity/(Deficit)	**$**	**398,938**	**$**	**320,560**

See accompanying notes to financial statements.

For The Years Ended September 30,	2024	2023
(USD $ in Dollars)		
Net Revenue	-	-
Cost of Goods Sold	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and Administrative	916,337	520,973
Sales and Marketing	63,797	36,534
Total Operating Expenses	**980,134**	**557,507**
Operating Loss	**(980,134)**	**(557,507)**
Interest Expense	42,151	4,588
Loss Before Provision For Income Taxes	**(1,022,285)**	**(562,095)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (1,022,285)**	**$ (562,095)**

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(USD $ in Dollars)	Class A Common Stock		Class B Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Balance—October 01, 2022	**250,000,000**	**$5,000**	**-**	**$ -**	**$ 480,000**	**$ (378,993)**	**$ 106,007**
Issuance of Stock	60,000	1	-	-	299,999	-	300,000
Capital Contribution	-	-	-	-	71,500	-	71,500
Net Loss	-	-	-	-	-	(562,095)	(562,095)
Balance—September 30, 2023	**250,060,000**	**$5,001**	**-**	**$ -**	**$ 851,499**	**$ (941,088)**	**$ (84,588)**
Issuance of Stock Class A	111,000	11			549,989	-	550,000
Issuance of Stock Class B			93,989,250	9,399			9,399
Capital Contribution	-	-	-	-	186,583	-	186,583
Debt to Equity Conversion					692,151		692,151
Net Loss	-	-	-	-	-	(1,022,285)	(1,022,285)
Balance—September 30, 2024	**250,171,000**	**$5,012**	**93,989,250**	**$9,399**	**$ 2,280,222**	**$ (1,963,373)**	**$ 331,260**

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

For The Years Ended September 30,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,022,285)	$ (562,095)
Interest expense converted to Equity	42,151	-
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes In Working Capital:		
Prepaids And Other Current Assets	7,500	-
Accounts Payable	(395)	560
Accrued Expense	15,416	-
Accrued Interest	(2,491)	4,588
Net Cash Used In Operating Activities	**(960,104)**	**(556,947)**
CASH FLOW FROM INVESTING ACTIVITIES		
Investment in Real Estate Option Agreement	(195,000)	(75,000)
Net Cash Used In Investing Activities	**(195,000)**	**(75,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Stock Issue Class A	550,000	300,000
Stock Issue Class B	9,399	-
Capital Contribution	186,583	71,500
Borrowing on Convertible Notes	300,000	400,000
Net Cash Provided By Financing Activities	**1,045,982**	**771,500**
Change in Cash	**(109,122)**	**139,553**
Cash—Beginning of The Year	175,560	36,007
Cash—End of The year	**$ 66,438**	**$ 175,560**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -
Non cash financing activity:		
Conversion of convertible notes into common stock including unpaid accrued interest	$ 692,151	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Frontieras North America was incorporated on March 25, 2021, in the state of Wyoming. The financial statements of Frontieras North America (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Houston, Texas.

Frontieras North America is an energy and environmental technology company bringing breakthrough fuel-discovery innovation to solid hydrocarbon materials. With coal as its main feedstock, Frontieras deconstructs coal to extract volatiles, moisture, and contaminants into three highly profitable forms of energy: gases, liquids and solids. Our products are sold into existing markets including diesel, aviation fuels, naphtha, metallurgical coal and hydrogen.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted September 30th as its fiscal year-end.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2024, and September 30, 2023, the Company's cash did not exceed FDIC-insured limits.

Investment in Real Estate Option Agreement

The Company entered into a real estate option agreement wherein the Company has the exclusive option to acquire a certain property. The Company recognized the payments made under this arrangement at cost as an asset. As per the guidance under US GAAP, such costs shall be made part of the underlying property when acquired and recorded as a period expense in the statement of operations if lapsed. The investment is adjusted to fair value each reporting period. There have been no changes in the fair value of the options as of December 31, 2024, and December 31, 2023.

Income Taxes

Frontieras North America is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended September 30, 2024, and 2023 amounted to $63,797 and $36,534, respectively, and are included in sales and marketing expenses.

Convertible Notes

The Company accounts for convertible notes in accordance with ASC 480, Distinguishing Liabilities from Equity, and related guidance under ASC 815, Derivatives and Hedging, and ASC 825, Financial Instruments. Convertible notes are evaluated at issuance to determine whether they should be classified as a liability or equity instrument. Since the Company's notes are mandatorily redeemable in cash absent conversion and include a conversion feature that may result in the issuance of a variable number of shares, the notes do not meet the criteria for equity classification and are recorded as liabilities.

The convertible notes are carried at amortized cost, as the Company has not elected the fair value option provided under ASC 825. Interest expense is recognized using the effective interest method over the contractual term of the notes.

The conversion feature is not bifurcated as a separate derivative instrument because it is indexed to the Company's own stock and does not meet the criteria for derivative liability classification. Upon conversion, the carrying amount of the notes and any related accrued interest are reclassified to equity, with no gain or loss recognized.

Significant non-cash conversions of debt and accrued interest into common stock are disclosed in the statement of cash flows as non-cash financing activities.

Related Party Transactions Policy

The Company accounts for related party transactions in accordance with ASC 850, Related Party Disclosures. Related parties include the Company's executive officers, directors, principal stockholders, immediate family members of such individuals, and entities under their control or significant influence.

Transactions with related parties are recorded at the exchange amount, which represents the amount of consideration agreed upon by the parties. Management evaluates related party arrangements to determine whether the terms are consistent with those available in arm's-length transactions.

The Company discloses all material related party transactions, including the nature of the relationship, the description of the transactions, the dollar amounts involved, and any amounts due to or from related parties outstanding at the reporting date.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 26, 2025, the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of September 30,	2024	2023
Advance to Vendors	$ -	$ 7,500
Total Prepaids and Other Current Assets	**$ -**	**$ 7,500**

The advance to vendor was refunded by the vendor to the Company during the 2024 fiscal year.

Real Estate Option Agreement

On March 10, 2022, the Company entered into a real estate option agreement with BJ Builders, Inc., a West Virginia Corporation. Under the agreement, the Company has an exclusive option to acquire 183.4 acres of land in Mason County, West Virginia. Upon exercising the option, the Company will purchase the land package at the agreed terms and pay the pre-agreed upon purchase price. On June 26, 2025, the option period was extended to December 16, 2025, and expires if not exercised by the expiration date.

The Company may extend the option beyond the expiration date if deems it economically beneficial to the interests of the Company. The total consideration paid for the option is as follows:

As of September 30,	2024	2023
Real Estate Option Agreement	$ 332,500	$ 137,500
Total Purchase Options	**$ 332,500**	**$ 137,500**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue up to 500,000,000 shares of Class A common stock at a par value of $0.0001, up to 250,000,000 of Class B common stock at a par value of $0.0001, and up to 250,000,000 of Class C common stock at a par value of $0.0001. The Class A common stock has both voting rights and economic value. The Class B common stock has super-majority voting rights (ten votes per share held) but no economic value, and the Class C shares have economic value but no voting rights. As of September 30, 2024 there were 250,171,000 shares of Class A stock and 93,989,250 shares of Class B stock outstanding (no Class C shares had been issued). As of September 30, 2023, there were 50,012,000 of Class A common shares outstanding, and no Class B or C shares had been issued.

On June 14, 2024, the Company's Board of Directors authorized a 5-for-1 stock split for stockholders of record as of June 30, 2024 to be effective on July 1, 2024. Accordingly, the Company has restated the number of shares outstanding as of September 30, 2023 and 2022 in accordance with US GAAP to reflect the stock split.

5.   DEBT

Convertible Notes

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of September 30, 2024			As of September 30, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note - a certain lender	$ 50,000	10%	07/12/2023	04/12/2024	$ -	$ -	$ -	$ 50,000	$ -	$ 50,000
2023 Convertible Note - a certain lender	$ 50,000	10%	07/27/2023	04/27/2024	-	-	-	50,000	-	50,000
2023 Convertible Note - a certain lender	$ 50,000	10%	07/28/2023	04/28/2024	-	-	-	50,000	-	50,000
2023 Convertible Note - a certain lender	$ 50,000	10%	07/31/2023	05/01/2024	-	-	-	50,000	-	50,000
2023 Convertible Note - a certain lender	$ 50,000	10%	08/22/2023	05/21/2024	-	-	-	50,000	-	50,000
2023 Convertible Note - a certain lender	$ 50,000	10%	09/07/2023	06/06/2024	-	-	-	50,000	-	50,000
2023 Convertible Note - a certain lender	$ 100,000	10%	09/29/2023	06/29/2024	-	-	-	100,000	-	100,000
2023 Convertible Note - a certain lender	$ 100,000	10%	10/17/2023	07/17/2024	-	-	-	-	-	-
2024 Convertible Note - a certain lender	$ 50,000	10%	02/08/2024	08/08/2024	-	-	-	-	-	-
2024 Convertible Note - a certain lender	$ 50,000	10%	02/08/2024	08/08/2024	-	-	-	-	-	-
2024 Convertible Note - a certain lender	$ 50,000	10%	02/15/2024	08/15/2024	-	-	-	-	-	-
2024 Convertible Note - a certain lender	$ 50,000	10%	04/30/2024	10/31/2024	50,000	-	50,000	-	-	-
Total					**$ 50,000**	**$ -**	**$ 50,000**	**$ 400,000**	**$ -**	**$ 400,000**

The convertible notes are convertible into Class A common shares at a conversion price. The outstanding principal amount and accrued interest of this debenture may be converted into shares of Class A common stock of the Company ("Shares") at a price equal to twenty-five dollars ($25.00) per share (five dollars ($5.00) per share post-stock split). Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

As of September 30, 2024, all of the convertible notes had been converted to Equity, with the exception of one note that was subsequently converted to common stock on October 31, 2024.

6.   INCOME TAXES

The provision for income taxes consists of the following:

For the Year Ended September 30,	2024	2023
Provision For Income Tax	$ (213,915)	$ (116,331)
Valuation Allowance	213,915	116,331
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of September 30,	2024	2023
Net Operating Loss and Other Carry-Forwards	$ 393,755	$ 179,840
Valuation Allowance	(393,755)	(179,840)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of September 30, 2024, and September 30, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending September 30, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,874,925. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of September 30, 2024 and September 30, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of September 30, 2024, and September 30, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY TRANSACTIONS

The Company compensates its operating principals (CEO, CTO, CFO and CCO) via independent contractor arrangements. For the years ended September 30, 2024 and 2023, these payments totaled $640,000 and $353,855, respectively. There were no other related party transactions during these fiscal years.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2024 and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2024, through August 26, 2025, which is the date the financial statements were available to be issued.

In September of 2024, the Company launched a Regulation Crowdfunding capital raise. The raise was closed in April of 2025 and the Company raised over $4,600,000 of new working capital for its operations, less fundraising expenses.

In November of 2024, the Company entered into a share purchase agreement with a certain investor for the sale of up to $150,000,000 (the "Aggregate Limit") of the Company's Class A Common Stock contingent upon the Company achieving a public listing of its Common Stock. The agreement allows the Company to put Common Stock to the investor within three years from public listing at 90% of the average daily closing price during the draw-down pricing period, provided that the draw-down amount may not exceed 400% of the average trading volume for the 30-day period immediately preceding the draw-down exercise date. The agreement allows the Company to put restrictions on stock sales by the investor, prohibit short sales by the investor, and allows the Company to set a threshold "floor" price during draw-down periods. On the public listing date, the Company will issue warrants to the investor granting the right to purchase Common Stock in the Company representing 6.15% of the total equity interest. The investor is entitled to a 2% commitment fee of the Aggregate Limit, either in cash or Common Stock, within one year from the public listing date. If the Company is sold in a private transaction, a fee of 2.5% of the total consideration received by the Company shall be paid to the investor.

As of September 30, 2024, all the convertible notes had been converted to common stock, with the exception of one note amounting to $50,000 that was subsequently converted to common stock on October 31, 2024.

Subsequent to year-end, the Company extended its real estate option agreement for 183.4 acres in Mason County, West Virginia, with non-refundable payments applied to the purchase price. On October 10, 2024, the option period was extended to April 15, 2025, with six monthly $25,000 payments (total $150,000), increasing option value to $482,500. On April 9, 2025, the option period was extended to June 16, 2025, with a $100,000 payment, increasing option value to $582,500. On June 26, 2025, the option period was extended to December 16, 2025, with five monthly $50,000 payments (total $250,000) starting July 16, 2025, and the purchase price was revised from $3,850,000 to $4,585,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,022,285, an operating cash outflow of $1,022,255 and liquid assets in cash of $66,438, which is less than a year's worth of cash reserves as of September 30, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. However, as noted in the preceding Footnote 9, the Company raised over $4,600,000 subsequent to September 30,2024.

However, there are no assurances that management will be able to continue to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

<u>**EXHIBIT G**</u>

Video Transcript

Frontieras North America

<u>Video Transcript_v2</u>

Fri, Aug 28, 2025 4:38PM • 3:22

SUMMARY KEYWORDS

coal, energy, processed, equity funding, frontiers, facility, products, carbon, world, burns, rockefeller, oil refining, year, grinding halt, foresee, coal production, jet fuel, joe, clean, validated

Before John D Rockefeller, oil was used mostly to light lamps. When Rockefeller's Company Standard Oil developed in perfected oil refining, he became the richest man in the world. We believe we're at the Rockefeller moment for coal. At Frontieras, we've cracked the code on unleashing coal's true potential. We want you on board as an investor.

I know what you're thinking, coal. Aren't we beyond that? Well, not quite 2023. Was the biggest year of coal production in history, because we need a reliable, affordable and abundant source of energy, without energy that ticks those boxes, society comes to a grinding halt. No industry, no scale, food production, no modern world. Wind and Solar just don't cut it, and that's where coal comes in. It's cheap, powerful, and there's a whole lot of it.

The problem is, the way coal is processed today, it's absurdly inefficient. We've just burned it for energy. As it turns out, coal is actually filled with precious materials. We've never known how to efficiently extract until now. Our patented technology solid carbon fractionation takes coal and breaks it down into multiple products. We can sell hydrogen, diesel, jet fuel and our proprietary fas carbon, a purified coal product that burns as clean as natural gas.

We even take the waste products and make fertilizer.

Because of this, our technology makes coal seven to 10 times more valuable than it is today, while drastically reducing emissions. So for example, $100 million of coal today in our hands, will be worth at least 700 million after being processed by frontiers. It's not a guess we know its value because we purchased the coal on a 10 year feed stock agreement and pre sell all of our products. This innovation is possible because of our Chief Technology Officer, Joe Witherspoon.

After a career working for major energy companies, I decided to look into coal, and I realized there was a better way that we've been overlooking for 100 years.

Based upon Joe's insight, we built and validated a test facility, and we are starting to build our first plant in West Virginia. This plant will process 7500 tons of coal daily, churning out 40,000 barrels of clean fuel per day at full capacity, we foresee eight to 900 million in annual profit from this single facility.

Here's where you come in. Your investment will help us finish engineering, acquire land and kick off construction on our first commercial facility. We expect this key piece of equity funding to get us over the edge where we can close on project finance as well as future expansion. Join us in transforming global energy by turning to a solution that's already right in front of us. Invest in frontiers today. You.